SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 31, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Table of Contents

Company Information
Capital Breakdown	1
Cash distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2014 to 12/31/2014	9
1/1/2013 to 12/31/2013	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Statement of Income	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2014 to 12/31/2014	19
1/1/2013 to 12/31/2013	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance	23
Notes to the Financial Statements	32
Reports and Statements
Unqualified Independent Auditors’ Review Report	113
Opnion of the Supervisory Board or Equivalent Body	114
Statement of Diretors on the Financial Statements	115
Statement of Diretors on Auditors’ Report	116

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2014
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	28,549,900
Preferred	0
Total	28,549,900

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Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	02/28/2014	Dividends	03/11/2014	Ordinary		0.29150
Meeting of Board of Directors	12/30/2014	Dividends	01/15/2015	Ordinary		0.20236

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2014	First prior year 12/31/2013	Second prior year 12/31/2012
1	Total assets	49,599,467	48,689,176	0
1.01	Current assets	8,692,821	5,054,174	0
1.01.01	Cash and cash equivalents	3,146,393	206,624	0
1.01.03	Trade receivables	1,604,498	1,992,704	0
1.01.04	Inventories	3,036,799	2,459,230	0
1.01.08	Other current assets	905,131	395,616	0
1.02	Non-current assets	40,906,646	43,635,002	0
1.02.01	Long-term receivables	3,509,307	4,134,846	0
1.02.01.06	Deferred taxes	2,438,929	2,612,998	0
1.02.01.09	Other non-current assets	1,070,378	1,521,848	0
1.02.02	Investments	24,199,129	27,005,592	0
1.02.03	Property, plant and equipment	13,109,294	12,418,095	0
1.02.04	Intangible assets	88,916	76,469	0

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2014	First prior year 12/31/2013	Second prior year 12/31/2012
2	Total liabilities	49,599,467	48,689,176	0
2.01	Current liabilities	5,630,365	6,503,789	0
2.01.01	Payroll and related taxes	165,718	159,892	0
2.01.02	Trade payables	1,390,311	926,935	0
2.01.03	Taxes payable	86,920	150,066	0
2.01.04	Borrowings and financing	2,720,235	3,854,694	0
2.01.05	Other payables	803,597	1,138,956	0
2.01.06	Provisions	463,584	273,246	0
2.01.06.01	Provision for tax, social security, labor and civil risks	463,584	273,246	0
2.02	Non-current liabilities	38,272,634	34,088,817	0
2.02.01	Borrowings and financing	26,369,912	21,394,660	0
2.02.02	Other payables	9,818,512	10,173,732	0
2.02.04	Provisions	2,084,210	2,520,425	0
2.02.04.01	Provision for tax, social security, labor and civil risks	174,649	438,114	0
2.02.04.02	Other provisions	1,909,561	2,082,311	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	233,262	365,716	0
2.02.04.02.04	Pension and healthcare plan	587,740	485,084	0
2.02.04.02.05	Provision for losses on investments	1,088,559	1,231,511	0
2.03	Shareholders’ equity	5,696,468	8,096,570	0
2.03.01	Issued capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	1,131,298	2,839,568	0
2.03.04.01	Legal reserve	361,641	361,641	0
2.03.04.02	Statutory reserve	999,243	2,477,927	0
2.03.04.09	Treasury shares	-229,586	-	0
2.03.08	Other comprehensive income	25,140	716,972	0

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 1/1/2013 to 12/31/2013	Second Prior Year 1/1/2012 to 12/31/2012
3.01	Net revenue from sales and/or services	13,165,514	13,929,433	0
3.02	Cost of sales and/or services	-9,159,454	-9,906,380	0
3.03	Gross profit	4,006,060	4,023,053	0
3.04	Operating expenses/income	-205,248	632,120	0
3.04.01	Selling expenses	-455,525	-503,514	0
3.04.02	General and administrative expenses	-359,959	-337,348	0
3.04.04	Other operating income	52,365	730,843	0
3.04.05	Other operating expenses	-540,372	-760,311	0
3.04.06	Share of profits of investees	1,098,243	1,502,450	0
3.05	Profit before finance income (costs) and taxes	3,800,812	4,655,173	0
3.06	Finance income (costs)	-4,498,072	-3,938,379	0
3.06.01	Finance income	300,552	74,290	0
3.06.02	Finance costs	-4,798,624	-4,012,669	0
3.06.02.01	Net exchange difference on financial instruments	-1,309,963	-1,030,289	0
3.06.02.02	Finance costs	-3,488,661	-2,982,380	0
3.07	Profit (loss) before taxes on income	-697,260	716,794	0
3.08	Income tax and social contribution	592,042	-207,769	0
3.09	Profit (loss) from continuing operations	-105,218	509,025	0
3.11	Profit (loss) for the year	-105,218	509,025	0
3.99	Earnings per share - (R$/share)			0
3.99.01	Basic earnings per share			0
3.99.01.01	Common shares	-0,07443	0,34913	0
3.99.02	Diluted earnings per share			0
3.99.02.01	Common shares	-0,07443	0,34913	0

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 1/1/2013 to 12/31/2013	Second Prior Year 1/1/2012 to 12/31/2012
4.01	Profit for the year	-105,218	509,025	0
4.02	Other comprehensive income	-691,832	330,648	0
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	2,243	74	0
4.02.02	Actuarial (losses) gains on defined benefit pension plan	-95,208	97,366	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	32,371	-33,104	0
4.02.04	Cumulative translation adjustments for the year	28,227	218,927	0
4.02.05	Available-for-sale assets	-971,251	310,910	0
4.02.06	Income tax and social contribution on available-for-sale assets	330,225	-105,709	0
4.02.07	Available-for-sale assets from investments in subsidiaries	3,347	-161,117	0
4.02.08	Impairment of available-for-sale assets	199,372	5,002	0
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	-67,786	-1,701	0
4.02.10	(Loss) gain on percentage change in investments	-73,754	0	0
4.02.11	(Loss) gain on cash flow hedge accounting	-120,633	0	0
4.02.12	Income tax and social contribution on (loss) gain on cash flow hedge accounting	41,015	0	0
4.03	Comprehensive income for the year	-797,050	839,673	0

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 1/1/2013 to 12/31/2013	Second Prior Year 1/1/2012 to 12/31/2012
6.01	Net cash generated by operating activities	813,092	1,459,141	0
6.01.01	Cash generated from operations	4,088,199	2,640,048	0
6.01.01.01	Profit (loss) for the year	-105,218	509,025	0
6.01.01.02	Charges on borrowings and financing	3,229,036	2,548,728	0
6.01.01.03	Charges on loans and financing granted	-14,102	-44,215	0
6.01.01.04	Depreciation, depletion and amortization	1,023,612	923,847	0
6.01.01.05	Share of profits (losses) of investees	-1,098,243	-1,502,450	0
6.01.01.06	Deferred income tax and social contribution	-622,512	-651,444	0
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	-4,711	122,913	0
6.01.01.08	Inflation adjustment and exchange differences, net	1,427,714	1,194,406	0
6.01.01.09	Gain on derivative transactions	943	4,268	0
6.01.01.10	Impairment of available-for-sale assets	199,372	3,369	0
6.01.01.11	Residual value of permanent assets written off	13,474	12,548	0
6.01.01.13	Provision for actuarial liabilities	7,199	13,392	0
6.01.01.15	Gain on loss of control over Transnordestina	0	-473,899	0
6.01.01.16	Other provisions	31,635	-20,440	0
6.01.02	Changes in assets and liabilities	-3,275,107	-1,180,907	0
6.01.02.01	Trade receivables - third parties	-34,340	-63,203	0
6.01.02.02	Trade receivables - related parties	-600,943	-305,903	0
6.01.02.03	Inventories	-550,219	156,961	0
6.01.02.05	Recoverable taxes	-60,005	-6,186	0
6.01.02.06	Judicial deposits	209,098	-6,089	0
6.01.02.07	Dividends received from related parties	344,203	351,622	0
6.01.02.09	Trade payables	35,884	-299,868	0
6.01.02.10	Payroll and related taxes	1,689	142,917	0
6.01.02.11	Taxes in installments - REFIS	-487,532	392,366	0
6.01.02.13	Payables to related parties	230,667	310,763	0
6.01.02.15	Interest paid	-2,425,935	-1,889,682	0
6.01.02.17	Interest on swaps paid	-1,279	-4,617	0
6.01.02.18	Interest received	13,609	2,420	0
6.01.02.19	Other	49,996	37,592	0
6.02	Net cash used in investing activities	1,407,716	-1,848,822	0
6.02.01	investments	-99,927	-127,549	0
6.02.02	Purchase of property, plant and equipment	-1,596,050	-1,658,895	0
6.02.03	Cash from aquisition of subsidiaries	0	1,761	0
6.02.05	Capital reduction in subsidiary	3,120,344	0	0
6.02.07	Receipt/payment in derivative transactions	0	-12,688	0
6.02.09	Purchase of intangible assets	0	-11	0
6.02.10	Intercompany loans	-40,973	-309,895	0
6.02.11	Receipt of intercompany loans	168,340	258,455	0
6.02.12	Exclusive fund units	-144,018	0	0
6.03	Net cash used in financing activities	718,829	-2,399,452	0
6.03.01	Borrowings and financing raised	1,628,729	1,363,253	0
6.03.02	Borrowings and financing raised - related parties	1,763,015	0	0
6.03.03	Redemption of borrowings	-1,184,657	-2,102,202	0
6.03.04	Redemption of borrowings - related parties	-154,115	0	0
6.03.05	Dividends and interest on capital paid	-424,939	-1,660,503	0
6.03.08	Treasury shares	-909,204	0	0

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6.04	Exchange differences on translating cash and cash equivalents	132	0	0
6.05	Increase (decrease) in cash and cash equivalents	2,939,769	-2,789,133	0
6.05.01	Cash and equivalents at the beginning of the year	206,624	2,995,757	0
6.05.02	Cash and equivalents at the end of the year	3,146,393	206,624	0

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 12/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-1,609,204	0	0	-1,609,204
5.04.04	Treasury shares acquired	0	0	-909,204	0	0	-909,204
5.04.06	Dividends	0	0	-700,000	0	0	-700,000
5.04.08	Cancelation of treasury shares	0	0	679,618	0	0	679,618
5.04.09	Cancelation of treasury shares	0	0	-679,618	0	0	-679,618
5.05	Total comprehensive income	0	0	0	-99,066	-691,832	-790,898
5.05.01	Profit for the year	0	0	0	-105,218	0	-105,218
5.05.02	Other comprehensive income	0	0	0	6,152	-691,832	-685,680
5.05.02.04	Translation adjustments for the year	0	0	0	0	28,227	28,227
5.05.02.06	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	-54,442	-54,442
5.05.02.07	Actuarial gain recycled to retained earnings	0	0	0	6,152	-6,152	0
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-506,093	-506,093
5.05.02.09	(Loss) gain on percentage change in investments	0	0	0	0	-73,754	-73,754
5.05.02.10	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-79,618	-79,618
5.06	Internal changes in shareholders' equity	0	0	-99,066	99,066	0	0
5.06.04	Reversal of statutory working capital reserve	0	0	-99,066	99,066	0	0
5.07	Closing balances	4,540,000	30	1,131,298	0	25,140	5,696,468

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 12/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.04	Capital transactions with shareholders	0	0	-560,000	-800,000	0	-1,360,000
5.04.06	Dividends	0	0	0	-610,000	0	-610,000
5.04.07	Interest on capital	0	0	0	-190,000	0	-190,000
5.04.11	Approval of additional dividends at the Annual Shareholders’ Meeting	0	0	-560,000	0	0	-560,0000
5.05	Total comprehensive income	0	0	0	509,025	330,648	839,673
5.05.01	Profit for the year	0	0	0	509,025	0	509,025
5.05.02	Other comprehensive income	0	0	0	0	330,648	330,648
5.05.02.04	Translation adjustments for the year	0	0	0	0	218,927	218,927
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	64,336	64,336
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	44,084	44,084
5.05.02.10	Impairment of available-for-sale assets	0	0	0	0	3,301	3,301
5.06	Internal changes in shareholders' equity	0	0	-290,975	290,975	0	0
5.06.01	Recognition of reserves	0	0	25,451	-25,451	0	0
5.06.05	Reversal of statutory working capital reserve	0	0	-316,426	316,426	0	0
5.07	Closing balances	4,540,000	30	2,839,568	0	716,972	8,096,570

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DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current Year	First Prior Year	Second Prior Year
		1/1/2014 to 12/31/2014	1/1/2013 to 12/31/2013	1/1/2012 to 12/31/2012
7.01	Revenues	15,869,520	17,385,888	0
7.01.01	Sales of products and services	15,824,823	16,837,903	0
7.01.02	Other revenues	49,715	550,112	0
7.01.04	Allowance for (reversal of) doubtful debts	-5,018	-2,127	0
7.02	Raw materials acquired from third parties	-9,698,101	-10,826,648	0
7.02.01	Cost of sales and services	-8,279,828	-9,494,642	0
7.02.02	Materials, electric power, outside services and other	-1,213,780	-1,336,872	0
7.02.03	Impairment/recovery of assets	-5,121	8,235	0
7.02.04	Other	-199,372	-3,369	0
7.02.04.01	Impairment of available-for-sale assets	-199,372	-3,369	0
7.03	Gross value added	6,171,419	6,559,240	0
7.04	Retentions	-1,023,612	-923,847	0
7.04.01	Depreciation, amortization and depletion	-1,023,612	-923,847	0
7.05	Wealth created	5,147,807	5,635,393	0
7.06	Value added received as transfer	1,627,624	1,845,530	0
7.06.01	Share of profit of investees	1,098,243	1,502,450	0
7.06.02	Finance income	300,552	74,290	0
7.06.03	Other	228,829	268,790	0
7.07	Wealth for distribution	6,775,431	7,480,923	0
7.08	Wealth distributed	6,775,431	7,480,923	0
7.08.01	Personnel	1,288,852	1,119,233	0
7.08.01.01	Salaries and wages	1,003,180	890,264	0
7.08.01.02	Benefits	213,521	168,954	0
7.08.01.03	Severance pay fund (FGTS)	72,151	60,015	0
7.08.02	Taxes, fees and contributions	575,198	1,577,584	0
7.08.02.01	Federal	417,447	1,389,679	0
7.08.02.02	State	135,477	163,635	0
7.08.02.03	Municipal	22,274	24,270	0
7.08.03	Lenders and lessors	5,016,599	4,275,081	0
7.08.03.01	Interest	3,487,867	2,981,274	0
7.08.03.02	Leases	9,708	9,993	0
7.08.03.03	Other	1,519,024	1,283,814	0
7.08.04	Shareholders	-105,218	509,025	0
7.08.04.01	Interest on capital	0	190,000	0
7.08.04.02	Dividends	0	610,000	0
7.08.04.03	Retained earnings (accumulated losses)	-105,218	-290,975	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2014	First prior year 12/31/2013	Second prior year 12/31/2012
1	Total assets	49,767,100	50,402,539	0
1.01	Current assets	15,935,502	16,402,042	0
1.01.01	Cash and cash equivalents	8,686,021	9,995,672	0
1.01.03	Trade receivables	1,753,056	2,522,465	0
1.01.04	Inventories	4,122,122	3,160,985	0
1.01.08	Other current assets	1,374,303	722,920	0
1.02	Non-current assets	33,831,598	34,000,497	0
1.02.01	Long-term receivables	3,598,352	4,636,608	0
1.02.01.02	Short-term investments measured at amortized cost	34,874	30,756	0
1.02.01.06	Deferred taxes	2,616,058	2,770,527	0
1.02.01.09	Other non-current assets	947,420	1,835,325	0
1.02.02	Investments	13,665,453	13,487,023	0
1.02.03	Property, plant and equipment	15,624,140	14,911,426	0
1.02.04	Intangible assets	943,653	965,440	0

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2014	First prior year 12/31/2013	Second prior year 12/31/2012
2	Total liabilities	49,767,100	50,402,539	0
2.01	Current liabilities	6,362,938	5,564,230	0
2.01.01	Payroll and related taxes	219,740	208,921	0
2.01.02	Trade payables	1,638,505	1,102,037	0
2.01.03	Taxes payable	318,675	304,095	0
2.01.04	Borrowings and financing	2,790,524	2,642,807	0
2.01.05	Other payables	845,109	972,851	0
2.01.06	Provisions	550,385	333,519	0
2.01.06.01	Provision for tax, social security, labor and civil risks	550,385	333,519	0
2.02	Non-current liabilities	37,669,187	36,769,250	0
2.02.01	Borrowings and financing	27,092,855	25,103,623	0
2.02.02	Other payables	9,315,363	10,061,571	0
2.02.03	Deferred taxes	238,892	268,833	0
2.02.04	Provisions	1,022,077	1,335,223	0
2.02.04.01	Provision for tax, social security, labor and civil risks	195,783	479,664	0
2.02.04.02	Other provisions	826,294	855,559	0
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	238,539	370,454	0
2.02.04.02.04	Pension and healthcare plan	587,755	485,105	0
2.03	Shareholders’ equity	5,734,975	8,069,059	0
2.03.01	Issued capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	1,131,298	2,839,568	0
2.03.04.01	Legal reserve	361,641	361,641	0
2.03.04.02	Statutory reserve	999,243	2,477,927	0
2.03.04.09	Treasury shares	-229,586	0	0
2.03.08	Other comprehensive income	25,140	716,972	0
2.03.09	Non-controlling interests	38,507	-27,511	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 01/01/2013 to 12/31/2013	Second Prior Year 01/01/2012 to 12/31/2012
3.01	Net revenue from sales and/or services	16,126,232	17,312,432	0
3.02	Cost of sales and/or services	-11,592,382	-12,422,706	0
3.03	Gross profit	4,533,850	4,889,726	0
3.04	Operating expenses/income	-1,715,837	-1,769,972	0
3.04.01	Selling expenses	-1,041,975	-874,875	0
3.04.02	General and administrative expenses	-438,383	-485,090	0
3.04.04	Other operating income	90,488	566,063	0
3.04.05	Other operating expenses	-657,127	-1,134,208	0
3.04.06	Share of profit of investees	331,160	158,138	0
3.05	Profit before finance income (costs) and taxes	2,818,013	3,119,754	0
3.06	Finance income (costs)	-3,081,433	-2,511,599	0
3.06.01	Finance income	171,552	171,984	0
3.06.02	Finance costs	-3,252,985	-2,683,583	0
3.06.02.01	Net exchange difference on financial instruments	-149,007	56,157	0
3.06.02.02	Finance costs	-3,103,978	-2,739,740	0
3.07	Profit (loss) before taxes on income	-263,420	608,155	0
3.08	Income tax and social contribution	151,153	-74,161	0
3.09	Profit (loss) from continuing operations	-112,267	533,994	0
3.11	Consolidated profit (loss) for the year	-112,267	533,994	0
3.11.01	Attributed to owners of the Company	-105,218	509,025	0
3.11.02	Attributed to non-controlling interests	-7,049	24,969	0
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0,07443	0,34913	0
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	-0,07443	0,34913	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 01/01/2013 to 12/31/2013	Second Prior Year 01/01/2012 to 12/31/2012
4.01	Consolidated profit for the year	-112,267	533,994	0
4.02	Other comprehensive income	-691,832	330,648	0
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	2,221	0	0
4.02.02	Actuarial (losses) gains on defined benefit pension plan	-95,175	97,478	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	32,360	-33,142	0
4.02.04	Cumulative translation adjustments for the year	28,227	218,927	0
4.02.05	Available-for-sale assets	-971,808	66,793	0
4.02.06	Income tax and social contribution on available-for-sale assets	330,415	-22,709	0
4.02.07	Impairment of available-for-sale assets	205,000	5,002	0
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-69,700	-1,701	0
4.02.09	(Loss) gain on percentage change in investments	-73,754	0	0
4.02.10	(Loss) gain on cash flow hedge accounting	-120,633	0	0
4.02.11	Income tax and social contribution on (loss) gain on cash flow hedge accounting	41,015	0	0
4.03	Consolidated comprehensive income for the year	-804,099	864,642	0
4.03.01	Attributed to owners of the Company	-797,050	839,673	0
4.03.02	Attributed to non-controlling interests	-7,049	24,969	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 01/01/2013 to 12/31/2013	Second Prior Year 01/01/2012 to 12/31/2012
6.01	Net cash generated by operating activities	1,188,385	2,198,079	0
6.01.01	Cash generated from operations	4,368,382	4,100,956	0
6.01.01.01	Profit (loss) for the year attributable to owners of the Company	-105,218	509,025	0
6.01.01.02	Profit (loss) for the year attributable to non-controlling interests	-7,049	24,969	0
6.01.01.03	Charges on borrowings and financing	2,782,681	2,233,500	0
6.01.01.04	Charges on loans and financing granted	-41,373	-54,217	0
6.01.01.05	Depreciation, depletion and amortization	1,281,485	1,155,593	0
6.01.01.06	Share of profit of investees	-331,160	-158,138	0
6.01.01.08	Deferred taxes	-679,323	-1,216,594	0
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	5,302	97,371	0
6.01.01.10	Inflation adjustments and exchange differences, net	1,185,761	1,638,653	0
6.01.01.11	Gain on derivative transactions	4,869	21,643	0
6.01.01.12	Impairment of available-for-sale assets	205,000	5,002	0
6.01.01.13	Residual value of permanent assets written off	15,232	31,660	0
6.01.01.15	Provision for actuarial liabilities	7,350	13,488	0
6.01.01.16	Impairment loss adjustment	0	48,469	0
6.01.01.17	Gain on loss of control over Transnordestina	0	-473,899	0
6.01.01.18	Impairment of the Transnordestina old railway system	0	216,446	0
6.01.01.19	Other provisions	44,825	7,985	0
6.01.02	Changes in assets and liabilities	-3,179,997	-1,902,877	0
6.01.02.01	Trade receivables - third parties	88,736	-225,028	0
6.01.02.02	Trade receivables - related parties	-143,218	-62,795	0
6.01.02.03	Inventories	-917,193	259,301	0
6.01.02.04	Receivables from related parties	1,318	-54,931	0
6.01.02.05	Recoverable taxes	-27,944	486,787	0
6.01.02.06	Judicial deposits	203,065	5,821	0
6.01.02.07	Dividends received from related parties	262,251	324,180	0
6.01.02.08	Trade payables	581,951	-841,157	0
6.01.02.09	Payroll and related taxes	9,777	148,556	0
6.01.02.10	Taxes in installments - REFIS	-567,000	446,443	0
6.01.02.12	Payables to related parties	2,080	-3,063	0
6.01.02.14	Interest paid	-2,742,876	-2,376,537	0
6.01.02.15	Interest on swaps paid	-1,279	-4,617	0
6.01.02.16	Interest received	13,609	24,321	0
6.01.02.17	Other	56,726	-30,158	0
6.02	Net cash used in investing activities	-1,657,743	-2,245,806	0
6.02.01	Investments	-8,376	-5,131	0
6.02.02	Purchase of property, plant and equipment	-1,848,496	-2,489,569	0
6.02.07	Receipt/payment in derivative transactions	76,607	426,328	0
6.02.09	Purchase of intangible assets	-727	-635	0
6.02.10	Cash and cash equivalents on the loss of control over Transnordestina	0	-146,475	0
6.02.11	Related-party loans	127,366	0	0
6.02.13	Short-term investment, net of redeemed amount	-4,117	-30,324	0
6.03	Net cash used in financing activities	-896,015	-1,881,419	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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6.03.01	Borrowings and financing raised	1,898,606	1,697,363	0
6.03.02	Redemption of borrowings	-1,241,461	-1,923,703	0
6.03.03	Redemption of borrowings - related parties	-46,585	0	0
6.03.05	Capital contribution by non-controlling shareholders	0	5,424	0
6.03.06	Dividends and interest on capital paid	-424,939	-1,660,503	0
6.03.08	Treasury shares	-909,204	0	0
6.03.09	Buyback of debt securities	-172,432	0	0
6.04	Exchange differences on translating cash and cash equivalents	55,722	32,997	0
6.05	Increase (decrease) in cash and cash equivalents	-1,309,651	-1,896,149	0
6.05.01	Cash and equivalents at the beginning of the year	9,995,672	11,891,821	0
6.05.02	Cash and equivalents at the end of the year	8,686,021	9,995,672	0

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2014 to 12/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-1,609,204	0	0	-1,609,204		-1,609,204
5.04.04	Treasury shares acquired	0	0	-909,204	0	0	-909,204		-909,204
5.04.06	Dividends	0	0	-700,000	0	0	-700,000		-700,000
5.04.08	Cancelation of treasury shares	0	0	679,618	0	0	679,618		679,618
5.04.09	Cancelation of treasury shares	0	0	-679,618	0	0	-679,618		-679,618
5.05	Total comprehensive income	0	0	0	-99,066	-691,832	-790,898	-7,049	-797,947
5.05.01	Profit for the year	0	0	0	-105,218	0	-105,218	-7,049	-112,267
5.05.02	Other comprehensive income	0	0	0	6,152	-691,832	-685,680		-685,680
5.05.02.04	Translation adjustments for the year	0	0	0	0	28,227	28,227		28,227
5.05.02.06	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	-54,442	-54,442		-54,442
5.05.02.07	Actuarial gain recycled to retained earnings	0	0	0	6,152	-6,152	0		0
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-506,093	-506,093		-506,093
5.05.02.09	(Loss) gain on percentage change in investments	0	0	0	0	-73,754	-73,754		-73,754
5.05.02.10	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-79,618	-79,618		-79,618
5.06	Internal changes in shareholders’ equity	0	0	-99,066	99,066	0	0	73,067	73,067
5.06.04	Reversal of statutory working capital reserve	0	0	-99,066	99,066	0	0	0	0
5.06.05	Non-controlling interests in subsidiaries							73,067	73,067
5.07	Closing balance	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2013 to 12/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders	0	0	-560,000	-800,000	0	-1,360,000	0	-1,360,000
5.04.06	Dividends	0	0	0	-610,000	0	-610,000	0	-610,000
5.04.07	Interest on capital	0	0	0	-190,000	0	-190,000	0	-190,000
5.04.11	Approval of additional dividends at the Annual Shareholders’ Meeting	0	0	-560,000	0	0	-560,000	0	-560,000
5.05	Total comprehensive income	0	0	0	509,025	330,648	839,673	24,969	864,642
5.05.01	Profit for the year	0	0	0	509,025	0	509,025	24,969	533,994
5.05.02	Other comprehensive income	0	0	0	0	330,648	330,648	0	330,648
5.05.02.04	Translation adjustments for the year	0	0	0	0	218,927	218,927	0	218,927
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	64,336	64,336	0	64,336
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	44,084	44,084	0	44,084
5.05.02.10	Impairment of available-for-sale assets	0	0	0		3,301	3,301	0	3,301
5.06	Internal changes in shareholders' equity	0	0	-290,975	290,975	0	0	-443,096	-443,096
5.06.01	Recognition of reserves	0	0	25,451	-25,451	0	0	0	0
5.06.04	Reversal of statutory working capital reserve	0	0	-316,426	316,426	0	0	0	0
5.06.05	Non-controlling interests in subsidiaries	0	0	0	0	0	0	-443,096	-443,096
5.07	Closing balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Year 1/1/2014 to 12/31/2014	First Prior Year 01/01/2013 to 12/31/2013	Second Prior Year 1/1/2012 to 12/31/2012
7.01	Revenues	19,181,869	20,914,567	0
7.01.01	Sales of products and services	19,141,235	20,572,836	0
7.01.02	Other revenues	53,685	344,371	0
7.01.04	Allowance for (reversal of) doubtful debts	-13,051	-2,640	0
7.02	Raw materials acquired from third parties	-12,229,259	-13,417,176	0
7.02.01	Cost of sales and services	-10,203,567	-11,353,061	0
7.02.02	Materials, electric power, outside services and other	-1,809,887	-2,082,205	0
7.02.03	Impairment/recovery of assets	-10,805	23,092	0
7.02.04	Other	-205,000	-5,002	0
7.02.04.01	Impairment of available-for-sale assets	-205,000	-5,002	0
7.03	Gross value added	6,952,610	7,497,391	0
7.04	Retentions	-1,281,485	-1,155,593	0
7.04.01	Depreciation, amortization and depletion	-1,281,485	-1,155,593	0
7.05	Wealth created	5,671,125	6,341,798	0
7.06	Value added received as transfer	3,477,181	3,570,647	0
7.06.01	Share of profit of investees	331,160	158,138	0
7.06.02	Finance income	171,552	171,984	0
7.06.03	Other	2,974,469	3,240,525	0
7.07	Wealth for distribution	9,148,306	9,912,445	0
7.08	Wealth distributed	9,148,306	9,912,445	0
7.08.01	Personnel	1,690,075	1,537,985	0
7.08.01.01	Salaries and wages	1,337,863	1,256,728	0
7.08.01.02	Benefits	268,251	210,202	0
7.08.01.03	Severance pay fund (FGTS)	83,961	71,055	0
7.08.02	Taxes, fees and contributions	1,353,710	1,917,542	0
7.08.02.01	Federal	1,070,234	1,485,593	0
7.08.02.02	State	247,275	395,661	0
7.08.02.03	Municipal	36,201	36,288	0
7.08.03	Lenders and lessors	6,216,788	5,922,924	0
7.08.03.01	Interest	2,860,314	2,742,607	0
7.08.03.02	Leases	15,172	15,883	0
7.08.03.03	Other	3,341,302	3,164,434	0
7.08.04	Shareholders	-112,267	533,994	0
7.08.04.01	Interest on capital	0	190,000	0
7.08.04.02	Dividends	0	610,000	0
7.08.04.03	Retained earnings (accumulated losses)	-105,218	-290,975	0
7.08.04.04	Non-controlling interests in retained earnings	-7,049	24,969	0

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DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

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2014 MANAGEMENT REPORT

1-     MESSAGE FROM MANAGEMENT

With the confidence of its management and the strength of its more than 22,000 employees, CSN has been building the history of Brazilian industry for seven decades. Since its creation in Volta Redonda (RJ) as Brazil’s first integrated steel plant development, has been an integral part of its DNA.

CSN has invested continuously in expanding and diversifying its businesses in a sustainable manner, creating jobs, generating progress and taxes that benefit millions of Brazilians. Since 2010 we have invested more than R$16 billion, mostly in the steel, mining, cement and logistics segments. These concrete initiatives have contributed to constructing a fairer and more developed country, always respecting the surrounding communities and the environment.

Our strength lies in diversity. Taking advantage of existing synergies, we operate in an integrated manner in five economic sectors: Steel, Mining, Logistics, Cement and Energy. We have also extended our efforts overseas, with operations in the United States, Germany and Portugal.

In a competitive global process, creative solutions and a capacity for permanent reinvention are absolutely essential for the development of companies. In challenging times, such as those we are experiencing now in Brazil and worldwide, we continue to exemplify our main characteristics: strength, determination and resilience.

Challenges are our motivation and we will continue to forge ahead as pioneers and builders of a better future.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to this integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

In 2014, CSN sold 5.2 million tons of steel, 72% of which on the domestic market and 28% in exports and sales by overseas subsidiaries.

The captive mine of Casa de Pedra, located in Congonhas, Minas Gerais, supplies CSN with the high-quality iron ore which is essential for steel production. In 2014, Casa de Pedra iron ore production capacity reached 26 million tons per year, 21 million tons from the central plant and 5 million tons from mobile plants.

CSN and its jointly-owned subsidiary NAMISA have been selling iron ore on the seaborne market since 2007. It also runs two port terminals in Itaguaí (RJ), Tecar, through wich iron ore is shipped, and a container terminal, Sepetiba Tecon. CSN has been consolidating its position in the seaborne market and is currently, in conjunction with NAMISA, the second-largest producer in Brazil. Most of the iron ore exported goes to Asia, Europe and the Middle East.

The complementary nature of the steel and cement industries led CSN to enter the cement market, adding value to the slag generated by steel production.

In addition to the limestone used to produce steel at the Presidente Vargas Steelworks, as of 2011 the Arcos mine, in Minas Gerais, began supplying non-steel limestone for the clinker production, one of the main inputs for cement production, underlining the integration of its operations.

CSN is one of the largest industrial electricity consumers in Brazil, with different generation assets which ensure its self-sufficiency. In order to ensure the energy needed for the growth of its businesses, the Company has been investing in expanding its generating capacity. In 2014, CSN concluded the installation of a 21 MW top turbine in Blast Furnace 3 of the Presidente Vargas Steelworks, raising current generating capacity to 446 MW.

3- OUTLOOK, STRATEGY AND INVESTMENTS

CSN has been investing in modernizing its facilities in its five highly-integrated segments, as well as expanding production capacity, always seeking to maximize returns for its shareholders. In addition to investing in organic growth projects, it also analyzes opportunities for acquisitions and strategic alliances both in Brazil and abroad.

3.1- STEEL

The Presidente Vargas Steelworks in Volta Redonda is CSN’s most important unit, with an installed crude steel production capacity of 5.6 million tons per year. In 2014, it produced 4.5 million tons of crude steel and 4.3 million tons of rolled steel.

The Company has been diversifying its steel activities, entering the long steel segment through the inauguration of a rebar and wire-rod plant in Volta Redonda, with an installed production capacity of 500,000 tons per year. In 2014, the facility produced 90,000 tons of products, mostly for the construction industry.

It also has three subsidiaries abroad, CSN LLC, located in Terre Haute, Indiana, U.S.A., which operates in the flat steel segment, with cold-rolling and galvanizing units; Lusosider, in Paio Pires, Portugal, which produces cold-rolled and galvanized steel and SWT, in Unterwellenborn, Germany, with an annual production capacity of 1 million tons of steel profiles for civil and industrial construction.

3.2- MINING

CSN is Brazil’s second largest iron ore exporter. In 2014, finished iron ore product sales from the Casa de Pedra and NAMISA mines totaled close to 29 million tons, 13% up on the previous year. The Company also produced 6 million tons

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of iron ore used in its own consumption. The Tecar terminal shipped around 33 million tons of iron ore in 2014, 14% more than in 2013.

In the first expansion phase of mining business, CSN is investing to increase Casa de Pedra’s production capacity to 40 million tons of iron ore per year.

3.3- CEMENT

Following the installation in 2009 of its first cement grinding plant in Volta Redonda, with an annual capacity of 2.4 million tons, CSN produced and sold approximately 2.2 million tons of cement in 2014. The Company has been investing in expanding its production capacity to 5.4 million tons per year. The additional 3.0 million tons will come from an integrated plant with a grinding unit and new clinker furnace in Arcos, using limestone from its own mine.

3.4 – LOGISTICS

Ports

Sepetiba Tecon, managed by CSN, is a cargo hub port and the biggest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil. In order to expand the terminal, the Company has been investing in infrastructure, including the acquisition of new equipments, as well the equalization of Berth 301, transforming it into a continuous quay, allowing it to handle several large vessels simultaneously, thereby raising capacity to more than 600,000 TEUs1 per year.

1 TEU (Twenty‐Foot Equivalent Unit) - transportation unit equivalent to a standard 20-feet intermodal container

Railways

CSN retains an interest in three rail companies: MRS Logística, Transnordestina Logística S.A. and FTL (Ferrovia Transnordestina Logística):

MRS

CSN holds, directly and indirectly, a 33.27% voting-capital interest in MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor. MRS’ rail services play a vital role in supplying the Presidente Vargas Steelworks with raw materials, such as iron ore, coke and coal. It also transports all the iron ore for export, as well as some of CSN’s steel and cement output.

Transnordestina Logística S.A. (TLSA)

With the support of the federal government, TLSA is building Nova Transnordestina, a 1,728 km railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s projected annual operating capacity of 30 million tons per year will play a crucial role in the development of the Northeast, providing logistical support for local economic expansion, especially in the oil and by-product, agriculture and mining sectors, among others. At the close of 2014, CSN held 62.6% of TLSA.

Ferrovia Transnordestina Logística S.A. (FTL)

CSN retains 88.41% of FTL, which operates the former Northeastern network of the RFFSA, traversing the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current operating capacity of around two million tons per year, with emphasis to fuel cargo, cement, aluminum and iron ore, among others.

4- MAIN CORPORATE EVENTS

Corporate restructuring of indirect subsidiaries

In 2014, Companhia Metalúrgica Prada acquired all the shares of Companhia Brasileira de Latas (CBL), giving it full control of the company. In the same year, CBL underwent a corporate restructuring involving the merger of three of its

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indirect subsidiaries: Empresa de Embalagens Metálicas LBM Ltda., Empresa de Embalagens Metálicas MUD Ltda. and Companhia de Embalagens Metálicas MTM do Nordeste.

This process resulted in improved managerial efficiency, with a reduction in financial and administrative expenses, incorporating all the activities of the companies in question into a single organizational structure.

Constitution of subsidiaries

Aiming to ensure greater proximity with its clients in Asia, in 2014 CSN constituted the companies CSN Asia Limited and Namisa Asia Limited, both based in Hong Kong and indirectly controlled by the Company, further strengthening its position as an important player in the seaborne iron ore market.

5- CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communications with the financial market, aiming to increase the Company’s exposure by ensuring coverage by new financial institutions. As a result, in 2014 the Company held 230 meetings and conference calls with over 400 analysts and investors.

Capital Stock

CSN’s capital stock is divided into 1,387,524,047 book-entry common shares with no par value, each common share having the right of one vote at the Company’s  Shareholders’ Meetings.

Controlled by Vicunha Siderurgia S.A. and Rio Iaco Participações S.A., which retain 50.29% and 4.19% of the Company’s total capital, respectively, CSN’s management is exercised by the Board of Directors and Board of Executive Officers.

* Controlling Group

Annual Shareholders’ Meeting

The Annual Shareholders’ Meeting, Company’s sovereign body, meets once a year, in accordance with the prevailing legislation, to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and decide on the allocation of annual net income and the payment of dividends, among other matters. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to decide on specific issues that are not within the normal scope of the Annual Meeting.

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Board of Directors

The Board of Directors comprises up to eleven members, who meet on a routine basis on the dates established by the annual calendar approved by it and on an extraordinary basis whenever necessary. Members are elected for a one-year term of office, re-election being permitted. The current Board of Directors is composed of six members.

Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the executive officers and may, if necessary, constitute special advisory committees to help in the execution of its duties.

Board of Executive Officers

The Board of Executive Officers is responsible for managing and administering the Company's day-to-day business, always in line with the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting.

It currently comprises five officers, including the Chief Executive Officer, who meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include evaluating, analyzing and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits. In regard to the hiring of external auditors, special procedures are adopted to ensure that there are no conflicts of interest, dependence or loss of objectivity on the part of the auditors in their relations with the Company.

Internal Audit

CSN maintains an internal audit department, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. It is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image. The Company also provides several communication channels through which employees, clients, suppliers and third parties can report unlawful acts and irregularities that may affect its financial statements.

Independent Auditors

The independent auditors, Deloitte Touche Tohmatsu, who provided auditing services to CSN and its subsidiaries in 2014, were also hired to perform services in addition to those related to the audit of the financial statements. It is the belief of both the Company and its independent auditors that these services, do not affect the latter’s independence.

Audit fees

Refers to the audit of the annual financial statements and the review of the Company’s quarterly reports.

Audit-related fees

Refers to the diligence procedures and the preparation and issue of comfort letters for proposed issues of securities by the Company’s subsidiaries abroad.

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Amounts related to services provided by the Company’s auditors	(R$ ‘000)
Audit fees	3,527
Audit-related fees	3,882
Total	7,409

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Instruction 480/09, on March 4, 2015 the Board of Executive Officers declared that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the financial statements for the fiscal year ended December 31, 2014.

Sarbanes-Oxley Act

The Company maintains a Corporate Risk Management area, whose main responsibilities include mapping and evaluating, in conjunction with the process managers, all the internal controls needed to mitigate risks inherent to the Company’s operations that may impact its financial statements, as well as ensuring compliance with laws, regulations and internal policies, through the existing structure of internal controls. It is also responsible for reporting the results of this evaluation to senior management and the Audit Committee, as well as monitoring the action plans drawn up to remedy any deficiencies identified in the processes.

The Internal Audit area, which reports to the Board of Directors, is also responsible for monitoring the internal controls through the implementation of independent tests.

The Company is in the final stage of certification of its internal controls related to the 2014 Consolidated Financial Statements, in compliance with Section 404 of the Sarbanes-Oxley Act (SOX).

In 2014, tests were carried out to evaluate the effectiveness of internal controls in CSN, Namisa, CSN Cimentos, Transnordestina Logística S.A. and Stahlwerk Thüringen GmbH - SWT, all of which are considered significant for SOX certification.

Code of Ethics

The CSN companies maintain a Code of Ethics, whose objective is to establish guidelines governing the personal and professional conduct expected in relations with employees, clients, shareholders, suppliers, communities, competitors and the environment.

The code is delivered to members of staff during the corporate integration training course and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and is available at www.csn.com.br.

One issue that has been a permanent feature of the Code since its inception is the rules governing “Trading with Company’s Shares”, based on CVM Instruction 358/2002.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, appropriate, transparent and timely, in accordance with CVM Instruction 358/2002 and Section 409 of the Sarbanes-Oxley Act – Real Time Issuer Disclosure. All material acts or facts are disclosed at CVM in Brazil and at SEC in the United States.

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6- INNOVATION

Aiming to meet new market demands and the expectations of its clients, CSN invests continuously in the research and development of new products. The main projects in 2014 are listed below:

•         High-strength flat steel, especially the dual-phase type for vehicle bodies whose demand is growing thanks to the Brazilian government’s INOVAR-AUTO program;

•         Flat galvanized steel for hot stamping (PHS - Press Hardenable Steel), geared towards the automotive market;

•         IF (interstitial free) long steel for special application wire rods.

The 2014 highlights also included the consolidation of certain products developed recently by CSN, including high-resistance galvanized steel for the construction industry and specially-developed steel sheets for aerosol cans, as well as certification of the entire range of rebars produced by the long steel plant in Volta Redonda.

7- PEOPLE

CSN’s Human Resources management model is based on five pillars – Attract; Align and Engage; Evaluate; Develop; Recognize and Reward – and invests in projects aimed at professional development and improvement, thereby contributing to the growth of the Company and its employees. The Company closed 2014 with around 22,000 employees and a turnover rate of around 15.0%, one of the lowest in the industrial sector.

Throughout the year, a series of management development programs were consolidated, with the participation of around 1,300 management members, targeting executives, senior managers, managers, coordinators and supervisors.

The Company also invests in training programs for youngsters, in which 500 interns and 645 apprentices took part in 2014, while the social program “Programa Capacitar”, geared towards high school graduates aged between 18 and 24, had 224 participants.

CSN invests continuously in improving the skills of its employees, encouraging competitive differentials, by granting scholarships for undergraduate and MBA degrees, as well as post-graduate and specialization courses.

In order to support the continuity and expansion of its businesses, CSN has also been investing in programs involving the evaluation, identification and development of potential managers, ensuring the ongoing formation of new leaders who are fully aligned with the organization’s culture and strategies.

8- SOCIAL RESPONSIBILITY

CSN’s social responsibility projects are created to value the potential of each region where it operates and their respective communities, in partnership with local government and society. In 2014, it invested R$22 million in the educational, cultural, sporting and health areas through CSN Foundation initiatives and through projects developed by external institutions, supported by tax incentives.

The CSN Foundation’s cultural and educational initiatives are epitomized by the “Garoto Cidadão” project, which provides social and cultural activities for 2,400 socially vulnerable children and teenagers.

The Foundation maintains two technical schools in Volta Redonda and Congonhas, which had more than 1,300 students in 2014, 335 of whom on scholarships, while the Bela Vista Hotel-School in Volta Redonda offers 176 places per year for courses in hotel management, providing professional qualification in various areas.

The Company’s sponsorships included the TV series Brasil Rico, the exhibition and book Grafite: Labirintos do Olhar, and the Memorial da Imigração Judaica, as well as sporting projects for youngsters served by the Olka Kós, Passe de Mágica and Lance Livre institutes.

CSN also sponsored projects in the Municipal Councils for Children and Teenagers’ Rights, the National Cancer Care Support Program, the Health Care Support Program for People with Special Needs (PRONAS and PRONON) and the Senior Citizens’ Fund, as well as the initiatives of the Support Group for Children and Teenagers with Cancer (GRAACC),

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the Support Group for Children with Special Needs (AACD), the Albert Einstein Brazilian Israelite Society, the Barretos-SP Cancer Hospital, the Support Association for Children and Teenagers with Heart Problems (ACTC) and the Instituto Fazendo História.

9- ENVIRONMENTAL RESPONSIBILITY

Fully committed to developing its activities in a sustainable manner, CSN invests continuously in environmental management and in maintaining relations with its surrounding communities. Most of its operations have received ISO 14001 environmental certification and it maintains an open communication channel for its employees and external publics through the Linha Verde (Green Line). All its environmental controls are audited for compliance with the Sarbanes-Oxley Act (SOX), thereby helping reduce the environmental risk of its activities.

Underlining its commitment to the constant management of its industrial areas’ environmental liabilities, as well as the restoration of areas damaged by mining operations, the Company promotes environmental rehabilitation through technological innovation, as well as tried and tested methods, always in compliance with the applicable legislation.

In 2014 CSN received environmental licenses for the expansion of the Casa de Pedra mine, TECAR and Transnordestina Logística S.A. It also develops environmental education and historical and natural heritage renewal projects, especially in relation to the Arcos, Casa de Pedra, NAMISA and TLSA units.

CSN has been undertaking an inventory of its greenhouse gas emissions in line with GHG Protocol guidelines, in order to provide input for the development of a strategy for managing carbon, mitigating risks and adapting to climate change. With the threat of water shortages, especially in the Southeast, the Company has been proceeding with various initiatives to ensure the more efficient use of water in its production processes, exemplified by a water reuse ratio of more than 90% at the Presidente Vargas Steelworks (UPV). It also participates in the Carbon Disclosure Project (CDP), reporting aspects related to the management of greenhouse gases in the UPV, as well as the Ethos Institute Climate Forum, organized by the Ethos Institute for Social Responsibility, and the working groups of the Getulio Vargas Foundation’s Sustainability Studies Center (FGVces), which develop public and corporate sustainability management strategies, policies and tools at local, national and international level.

Finally, CSN has been constantly mapping its stakeholders and the social, economic and environmental indicators of all its operations in line with Global Reporting Initiative (GRI) guidelines, permitting an objective diagnosis of its social and environmental performance, thereby strengthening its sustainability strategy.

10- Subsequent Events

•         Eighth debenture issue

In January 2015, the Company issued 10,000 unsecured, non-convertible debentures in a single series with a nominal unit value of R$10,000, totaling R$100 million, with remunerative interest of 113.70% p.a. of the Cetip CDI interbank rate, with final maturity in January, 2022 and the option of early redemption.

•         Partial optional acquisition of the sixth debenture issue

Also in January 2015, the Company undertook the optional acquisition of 60,000 debentures from the 1st series of its 6th debenture issue at their nominal unit value, plus accrued remunerative interest between the last interest payment date and the respective optional acquisition date.

11- DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditor.

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

Note 24 - Segment Information details financial information per CSN business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The individual and consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the corresponding standards issued by the CPC (Accounting Pronouncements Committee) and the CVM (Brazilian Securities Commission) applicable to the preparation of financial statements.

The preparation of financial statements in conformity with IFRS and the standards issued by the CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the notes to this report and refer to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security risks, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criterion used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When both IFRSs and CPCs permit the option between acquisition cost and any other measurement criterion, the acquisition cost criterion was used.

The individual and consolidated financial statements were approved by the Board of Directors and authorized for issue on March 4, 2015.

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies.

The consolidated financial statements for the years ended December 31, 2014 and 2013 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds Diplic, Mugen and Vértice, as follows:

•           Companies

	Equity interests (%)

Companies	12/31/2014	12/31/2013	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp. (1)		100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A.	100.00	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics
Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A. (1)		100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda. (1)		100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.94	99.99	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.98	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	100.00	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	100.00	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda. (2)		58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda. (2)		58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste (2)		58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U. (1)		100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Dormant company
CSN Steel Sections Czech Republic s.r.o. (1)		100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited (3)	100.00		Commercial representation
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A. (4)	31.82	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.64	77.30	Railroad logistics
Indirect interest in joint ventures: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A. (4)		9.08	Dormant company
Namisa Asia Limited (3)	60.00		Commercial representation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and equity interests

(1)  Companies liquidated in 2014.

(2)  Companies merged into Companhia de Embalagens Metálicas MMSA in 2014, see note 7.

(3)  Companies established in 2014.

(4)  Transfer to CSN of the rights to subscribe to the shares of Aceros del Orinoco S. A. held by CSN Aceros, S.A. in April 2014, without gain and loss effects.

•           Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2014	12/31/2013	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

In the preparation of the consolidated financial statements the following consolidation procedures have been applied:

•          Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity in the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the share of profit (loss) of joint ventures to finance costs, cost of sales and income tax and social contribution.

The base date of the financial statements of the subsidiaries and joint ventures is the same as that of the Company, and their accounting policies are in line with the policies adopted by the Company.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) whose financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. Investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the share of profit (loss) of joint ventures to finance costs, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding of 20% to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•          Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Individual financial statements

In the individual financial statements, investments in subsidiaries and associates are accounted for under the equity method of accounting. To obtain the same profit or loss and shareholders’ equity attributable to the owners of the Parent Company, the same policy adjustments applied upon the adoption of the IFRSs and the CPCs are made both to the individual financial statements and the consolidated financial statements.

2.d) Foreign currencies

i.       Functional and presentation currency

Items included in the financial statements of each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.      Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. Foreign exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates in effect as of December 31, 2014 of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of monetary items of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated at the exchange rates prevailing at the end of the reporting period. As of December 31, 2014, US$1 is equal to R$2.6562 (R$2.3426 at December 31, 2013) and €1 is equal to R$3.2270 (R$3.2265 at December 31, 2013).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments in shares classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.     Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated at the exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates in effect at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed of or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the loss estimate.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale. Estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled inventories are accounted for as processed when removed from the mine.  The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses) in the individual financial statements. In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed of or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries and joint ventures are changed to ensure consistency with the policies adopted by the Company.

2.i) Business combination

The acquisition method is used to account for each business combination conducted by the Company. The consideration transferred for acquiring a subsidiary is the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date. The Company recognizes non-controlling interests in the acquiree according to the proportional non-controlling interest held in the fair value of the acquiree’s net assets.

2.j) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 8. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter of the normal useful lives of such assets or the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are separately recognized as property, plant and equipment items.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of exploration area historical data;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade of deposits;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market studies and financial studies;

The costs for the development of new mineral deposits or capacity expansion in mines in operation are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of the ore body. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that will increase the asset’s useful life and the useful life of which exceeds 12 months.  These parts are classified in property, plant and equipment and not in inventories.

2.k) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis based on the exploration or recovery periods.

Mineral rights acquired are classified as other assets in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the assets and liabilities of the acquiree. Goodwill on acquisitions of subsidiaries is recognized as intangible assets in the consolidated financial statements. In the individual balance sheet, goodwill is included in investments. The gain on bargain purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination from which the goodwill arose, and the unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives of one to five years.

2.l) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized at the amount by which the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except goodwill, that are considered impaired are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.m) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized as an asset on condition that either cash reimbursement or future reduction is available. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value.   The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid.  The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized on a straight-line basis over the average period until the benefits become vested. When the benefits become immediately vested, the expense is recognized in profit or loss.

The Company recognizes all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income, subsequently transferred to retained earnings or accumulated losses. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive ) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.o) Concessions

The Company has governmental concessions to provide the following types of services: iron ore railway transportation and transportation of exports and finished goods to the domestic market; development of railway system operation public service in the Northeast of Brazil; operation of a solid bulk terminal, and a container terminal in the Porto of Itaguaí. All the Company’s current concession arrangements were valued at the time of the concession as operating leases.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.p) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction from the proceeds, net of taxes.

When any Group company buys Company shares (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.q) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the consideration received or receivable. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract.

2.r) Finance income and finance costs

Finance income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.s) Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on the tax laws enacted or substantially enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities.

The income tax and social contribution expense comprises current and deferred taxes.  Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted or substantially enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized.

Deferred income tax and social contribution assets are reviewed at the end of each reporting period and reduced to the extent that their realization is no longer probable.

2.t) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Company and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Company does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.u) Environmental and restoration costs

The Company recognizes a provision for the costs of recovery of areas and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period for providing for the amount to be used in recovery coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Company and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.v) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project development (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product’s commercial production, on a straight-line basis and over the period of the expected benefit.

2.w) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments of the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income” and; (ii) the effects of foreign exchange differences and the changes in the option’s fair value are recognized in the income statement for the year.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)      Impairment of financial assets

The Company assesses of the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria used by CSN to determine whether there is objective evidence of an impairment loss include:

•       significant financial difficulty of the issuer or counterparty;

•       a breach of contract, such as default or delinquency in interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•       it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•       the disappearance of an active market for that financial asset because of financial difficulties; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- adverse changes in the payment status of borrowers in the portfolio;

- national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including factors such as:  industry and segment performance, changes in technology, and operating and financial cash flows. If there is any of this evidence of impairment of available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from shareholders' equity and recognized in the income statement. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed through the income statement.

CSN tested for impairment its available-for-sale investment in Usiminas shares (see note 11).

iii)     Financial liabilities

Financial liabilities are classified into following categories: measured at fair value through profit or loss and other financial liabilities. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•       Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, and trade payables.

•         Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off recognized amounts and the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)    Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value, and any changes are recognized as “Finance income (costs)” in the income statement.

•         Hedging activities

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized in shareholders’ equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in shareholders’ equity are realized in the income statement in the periods in which the forecast exports affect profit or loss.

When a hedging instrument expires or is settled in advance, or when the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in shareholders’ equity at the time remain recognized in shareholders’ equity. When the forecast transaction is completed, the gain or loss is reclassified to profit or loss. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Finance income (costs)”.

The movements in the hedge amounts designated as export cash flow hedges are stated in note 11(iv).

2.x) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to make decisions regarding funds to be allocated to the segment and assessment of its performance, and for which there is distinct financial information available (see Note 24).

2.y) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received, when they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions that are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Company for the year ended December 31, 2014:

Standard	Description	Effective date
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets – in May 2014 these accounting standards were revised to clarify that the revenue method will no longer be permitted for depreciation or amortization purposes.	2016
IAS 27	Separate Financial Statements – in August 2014 the standard that addresses separate financial statements was revised to permit the accounting of investments under the equity method of accounting. The Company already adopts this method as required by the Brazilian corporate law and this change will have no impacts on its financial statements. This change has not yet been issued by the CPC and should be adopted beginning 2016, with early adoption permitted.	2016
IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures – in September 2014 a revision was issued proposing that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 to an investor’s subsidiary or joint venture should only be recognized to the extent of the unrelated investors' interests in the subsidiary or joint venture.	2016
IFRS 7	Financial Instruments: Disclosures – in September 2014 the IASB revised IFRS 7 to provide guidance to clarify whether a servicing contract is continuing involvement and that the additional disclosure requirements are not specific for interim reporting periods. This standard has not yet been issued by the CPC and should be adopted beginning 2016.	2016
IFRS 9

Financial Instruments. IFRS 9 retains, but simplifies, the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entity’s credit risk is recognized in “Other comprehensive income” and not in profit or loss for the period.

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS15	Revenue from Contracts with Customers. This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized. IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.	2017

There are no other standards, amendments to standards and interpretations not yet effective that the Company expects to have a material impact on its financial statements

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Current
Cash and cash equivalents
Cash and banks	192,595	178,920	14,638	36,553

Short-term investments
In Brazil:
Government securities	246,407	48,206	205,304	42,575
Private securities	486,730	240,852	264,500	57,564
	733,137	289,058	469,804	100,139
Abroad:
Time deposits	7,760,289	9,527,694	2,661,951	69,932
Total short-term investments	8,493,426	9,816,752	3,131,755	170,071
Cash and cash equivalents	8,686,021	9,995,672	3,146,393	206,624

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which were consolidated, with repurchase agreements backed by government and private securities, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. The funds’ investments were also consolidated in the individual financial statements.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits with leading banks, bearing fixed rates. Additionally, in 2014 there were capital reductions in foreign subsidiaries resulting in an increase in the parent Company’s cash. (See note 7 (b).)

4.     TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Trade receivables
Third parties
Domestic market	861,518	790,225	548,417	545,927
Foreign market	762,935	950,145	87,668	80,434
	1,624,453	1,740,370	636,085	626,361
Estimated losses on doubtful debts	(127,223)	(114,172)	(93,536)	(88,518)
	1,497,230	1,626,198	542,549	537,843
Related parties (Note 17 - b)	153,737	107,443	969,343	632,645
	1,650,967	1,733,641	1,511,892	1,170,488

Other receivables
Dividends receivable (*) (Note 17 - b)	59,470	717,595	67,553	774,147
Advances to employees	32,743	35,267	22,977	22,237
Other receivables	9,876	35,962	2,076	25,832
	102,089	788,824	92,606	822,216
	1,753,056	2,522,465	1,604,498	1,992,704

(*) Reversal of dividends of the joint venture Nacional Minérios S.A., in the amount of R$484,946, as mentioned in note 7 b.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Falling due	1,284,824	1,339,481	464,322	373,190
Up to 180 days past due	236,843	216,392	90,612	90,165
Over 180 days past due	102,786	184,497	81,151	163,006
	1,624,453	1,740,370	636,085	626,361

In accordance with CSN’ internal sales policy and the maintenance of its short-term receivables (up to 7 days), the Company has transactions relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$264,411 as of December 31, 2014 (R$386,732 as of December 31, 2013), less the trade receivables.

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	(114,172)	(111,532)	(88,518)	(86,391)
Estimated losses	(25,305)	(17,988)	(15,915)	(13,902)
Recovery of receivables	12,254	15,348	10,897	11,775
Closing balance	(127,223)	(114,172)	(93,536)	(88,518)

5.     INVENTORIES

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Finished goods	1,270,182	743,831	794,223	529,068
Work in progress	858,811	650,311	733,759	550,227
Raw materials	1,006,620	714,365	621,450	436,283
Storeroom supplies	949,062	1,003,473	825,983	877,944
Iron ore	147,699	139,275	147,699	139,275
Advances to suppliers	2,329	11,915	1,741	9,859
(-) Estimated losses	(112,581)	(102,185)	(88,056)	(83,426)
	4,122,122	3,160,985	3,036,799	2,459,230

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	(102,185)	(108,160)	(83,426)	(90,344)
Provision for losses /reversals of slow-moving and obsolete inventories	(10,396)	5,975	(4,630)	6,918
Closing balance	(112,581)	(102,185)	(88,056)	(83,426)

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Judicial deposits (Note 15)			288,804	693,714			239,902	650,463
Credits with the PGFN (1)			81,792	88,921			81,792	88,921
Recoverable taxes (2)	598,497	480,495	155,616	112,788	453,258	298,279	88,046	94,342
Prepaid expenses	36,226	37,369	33,323	38,117	24,151	27,394	15,620	18,600
Actuarial asset - related party (Note 17 b)			97,173	97,051			96,914	96,665
Derivative financial instruments (Note 11 I)	174,611	9,681		3,879
Exclusive fund quotas (3)					144,018
Securities held for trading (Note 11 I)	13,798	9,906			9,451	7,041
Ore inventory (4)			144,483	144,483			144,483	144,483
Northeast Investment Fund - FINOR			8,452	8,452			8,452	8,452
Other receivables (Note 11 I)			1,347	9,970			1,450	10,631
Loans with related parties (Note 17 b)	517,493	147,273	117,357	603,862	106,218	46,722	52,619	237,710
Other receivables from related parties (Note 17 b)	15,780	15,658	7,037	18,129	168,035	16,180	329,330	155,932
Other	17,898	22,538	12,036	15,959			11,770	15,649
	1,374,303	722,920	947,420	1,835,325	905,131	395,616	1,070,378	1,521,848

1. Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

2. Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the purchase of fixed assets which will be recovered in a period of up to 48 months and income tax and social contribution for offset.

3. Refers to transactions with derivatives managed by the exclusive funds.

4. Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

7.     INVESTMENTS

7.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								12/31/2014					12/31/2013
Companies		Number of
		shares held by CSN		%				Profit	%				Profit
		in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
		Common	Preferred	interest	Assets	Liabilities	equity	for the year	interest	Assets	Liabilities	equity	for the year
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	7,214,810	7,568,331	(353,521)	341,699	100.00	7,958,296	8,653,517	(695,221)	(492,508)
CSN Islands VIII Corp.								(183)	100.00	16,236		16,236	(37,499)
CSN Islands IX Corp.		3,000,000		100.00	1,113,075	1,111,155	1,920	(48)	100.00	981,698	979,730	1,968	95
CSN Islands X Corp.		1,000		100.00	20	61,633	(61,613)	(8,821)	100.00	46	52,838	(52,792)	(7,566)
CSN Islands XI Corp.		50,000		100.00	2,236,207	2,227,764	8,443	503	100.00	1,796,485	1,788,545	7,940	1,045
CSN Islands XII Corp.		1,540		100.00	2,000,851	2,658,674	(657,823)	(182,508)	100.00	1,868,122	2,343,437	(475,315)	(195,338)
International Investment Fund													(28)
CSN Minerals S.L.U.		3,500		100.00	4,151,169	15,169	4,136,000	(6,274)	100.00	4,558,786	1,856	4,556,930	794,937
CSN Export Europe, S.L.U.		3,500		100.00	930,973	3,125	927,848	99,302	100.00	942,194	350	941,844	151,941
CSN Metals S.L.U.		16,504,020		100.00	846,160	31,408	814,752	123,816	100.00	1,450,763	1,438	1,449,325	195,013
CSN Americas S.L.U.		3,500		100.00	1,588,221	23,490	1,564,731	15,298	100.00	1,995,959	13,962	1,981,997	277,278
CSN Steel S.L.U.		22,042,688		100.00	2,152,431	1,274,343	878,088	(27,014)	100.00	2,714,157	435,831	2,278,326	118,601
Sepetiba Tecon S.A.		254,015,052		99.99	358,321	122,778	235,543	21,509	99.99	324,698	81,973	242,725	51,077
Mineração Nacional S.A.		999,999		99.99	1,097	22	1,075	82	99.99	1,067	15	1,052	55
Florestal Nacional S.A.													(46,509)
Estanho de Rondônia S.A.		51,665,047		99.99	35,101	14,023	21,078	(10,530)	99.99	34,189	9,697	24,492	(9,263)
Cia Metalic Nordeste		92,459,582		99.99	187,571	34,849	152,722	11,606	99.99	182,845	41,730	141,115	18,510
Companhia Metalúrgica Prada		78,283,207		99.99	618,212	427,701	190,511	(117,626)	99.99	771,436	465,032	306,404	47,295
CSN Cimentos S.A.		3,734,582,665		100.00	1,088,997	64,652	1,024,345	93,161	99.99	1,012,370	84,651	927,719	56,161
Congonhas Minérios S.A.		64,610,862		99.99	1,996,460	2,012,062	(15,602)	(7,419)	99.99	1,996,614	2,004,797	(8,183)	13,870
CSN Energia S.A.		43,149		99.99	73,569	14,299	59,270	79,703	99.99	33,416	13,850	19,566	11,515
FTL - Ferrovia Transnordestina Logística S.A.		306,241,571		88.41	566,259	272,513	293,746	(8,834)	88.41	542,162	239,582	302,580	(3,662)
Companhia Florestal do Brasil		21,120,514		99.99	29,471	8,495	20,976	(76)	99.99	20,858	1,567	19,291	(19)
Joint ventures
Nacional Minérios S.A.	(*)	285,040,443		60.00	10,113,587	642,561	9,471,026	673,060	60.00	9,404,480	1,058,093	8,346,387	544,695
Itá Energética S.A.		253,606,846		48.75	316,345	14,618	301,727	2,109	48.75	341,188	18,059	323,129	9,852
MRS Logística S.A.		52,414,154	40,301,916	27.27	1,959,145	1,182,454	776,691	103,458	27.27	1,853,628	1,126,803	726,825	128,989
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	18,678	15,196	3,482	575	50.00	20,590	16,244	4,346	2,458
CGPAR - Construção Pesada S.A.		50,000		50.00	61,689	55,129	6,560	13,000	50.00	53,527	48,703	4,824	9,527
Transnordestina Logística S.A.		22,701,071	1,397,545	62.64	4,115,120	2,818,184	1,296,936	(27,455)	77.30	4,286,381	2,961,282	1,325,099	(122,178)
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	60,101	44,429	15,672	(5,103)	20.00	53,007	34,441	18,566	(3,291)
					43,833,640	22,719,057	21,114,583	1,176,990		45,215,198	22,478,023	22,737,175	1,515,053
Classified as available-for-sale
Usiminas							1,340,896					2,311,254
Panatlântica							31,589					24,819
							1,372,485					2,336,073
Other investments
Gain on loss of control over Transnordestina							659,105					659,105
Profits on subsidiaries' profits							(100,622)	(77,332)				(23,291)	(4,640)
Other							65,019	(1,415)				65,019	(7,963)
							623,502	(78,747)				700,833	(12,603)
Total investments							23,110,570	1,098,243				25,774,081	1,502,450

Classification of investments in the balance sheet
Investments in assets							24,199,129					27,005,592
Investments with negative equity							(1,088,559)					(1,231,511)
							23,110,570					25,774,081

The number of shares and the balances of assets, liabilities, shareholders' equity and profit or loss for the year refer to the equity interests held by CSN in those companies.

(*) Refer to the consolidated balances and results.

7.b) Movements in the investments in subsidiaries, joint ventures, joint operations, associates, and other investments

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance of investments	13,487,023	10,839,787	27,005,592	23,356,506
Opening balance of provision for impairment loss			(1,231,511)	(851,298)
Transnordestina Investment balance		1,984,204
Capital increase/acquisition of shares	10,279	11,968	93,960	654,692
Capital reduction (1)			(3,120,344)
Merger and partial spin-off of subsidiaries				132,725
Dividends (2)	395,307	(85,998)	275,731	(139,887)
Comprehensive income (3)	(970,266)	71,791	(1,011,188)	456,978
Share of profits of investees (4)	743,119	670,777	1,098,243	1,502,450
Gain on loss of control over Transnordestina				659,105
Other	(9)	(5,506)	87	2,810
Closing balance of investments	13,665,453	13,487,023	24,199,129	27,005,592
Closing balance of provision for impairment loss			(1,088,559)	(1,231,511)

1.   Refers to capital reductions in subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals, and CSN Export.

2.   On March 28, 2014, the Annual General Meeting of the joint venture Nacional Minérios S.A. decided to allocate fully the profit (loss) for 2012 to the Investment Reserve and Contingencies Reserve accounts. In view of this decision of the general meeting, the Company reversed the dividends receivable in the amount of R$484,946 that had been recorded according to NAMISA's management proposal and that were not approved by such meeting.

3.   Refers to the mark-to-market of investments classified as available-for-sale and translation to the presentation currency of the foreign investments, the functional currency of which is not the Brazilian reais.

4.   The table below shows the reconciliation of the share of profit of joint ventures and associates with the amount disclosed in the income statement, as a result of the elimination of revenues and expenses of transactions between CSN and these companies:

		Consolidated
	12/31/2014	12/31/2013
Share of profit of joint ventures	743,119	670,777
Eliminations
To cost of sales	(45,812)	(137,418)
To net sales	50,261
To finance costs	(628,629)	(624,096)
To income taxes	212,221	258,914
Other
Result of Transnordestina - December 2013		(7,964)
Other		(2,075)
Adjusted share of profit of joint ventures	331,160	158,138

7.c) Additional information on the main operating subsidiaries

•       SEPETIBA TECON S.A. (“Tecon”)

It is is engaged in operating Container Terminal No. 1 of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. The terminal is connected to UPV by the Southeast railroad network, the concession of which is granted to MRS Logística S.A.. The services provided are handling and storage of containers, steel products and cargo in general, among other products and services related to container washing, maintenance and sanitization.

Tecon won the auction held on September 3, 1998 for the terminal concession, which allows it to operate the terminal during a 25-year period, extendable for another 25-year period.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by Tecon in leased assets, declared as returnable assets by the Federal Government as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by the Federal Government at their residual value, calculated based on Tecon’s accounting records, less depreciation.

•       ESTANHO DE RONDÔNIA S.A. (“Ersa”)

Headquartered in the State of Rondônia, operates two units, one in the city of Itapuã do Oeste and another in the city of Ariquemes. In Itapuã do Oeste, where the mining business unit is based, it mines cassiterite (tin ore) while in Ariquemes it operates a foundry to obtain metallic tin, the raw material used by UPV for the production of tin plates.

•       CIA. METALIC NORDESTE (“Metalic”)

Headquartered in Maracanaú, State of Ceará, is engaged in manufacturing metallic containers basically sold to the beverage industry. Its production is mainly sold in Brazil’s North and Northeastern market, and the lid surplus is sold in the foreign market.

Its operating unit has two different production lines: Cans, using as raw material tine-coated steel supplied by the parent company and Lids, using as raw material aluminum.

•       COMPANHIA METALÚRGICA PRADA (“Prada”)

Steel containers

Prada is engaged in the manufacture and sale of steel containers, producing the best and safest cans, pails and spray cans. It supplies containers and lithography services to the main companies in the chemical and food industries.

On August 1, 2014 Prada subscribed 10,820,723,155 common shares of its subsidiary Companhia Brasileira de Latas (“CBL”) that were paid in with the capitalization of the receivables from CBL resulting from Advances for Future Capital Increase (AFAC) made by Prada, totaling R$108,207. As a result of this increase, Prada stake in CBL increased to 95.55% from 59.17%.

On August 28, 2014 Prada acquired all the CBL shares held by noncontrolling shareholders that represented 4.45% of CBL’s capital for R$5, and became the holder of 100% of CBL’s capital.

Additionally, Companhia de Embalagens Metálicas MMSA merged the companies Empresa de Embalagens Metálicas - LBM Ltda., Empresa de Embalagens Metálicas - MUD Ltda., and Companhia de Embalagens Metálicas - MTM do Nordeste in 2014.

As Prada, CBL is engaged in the manufacturing of steel containers supplied to the main companies in the chemical and food industries.

Distribution

Prada is also engaged in the processing and distribution of steel sheet and plates and has a diversified product line. It supplies spools, rolls, plates, stripes, blanks, metal sheets, shapes, pipes, tiles, and other products to different manufacturing industries, from automotive to construction. It is also specialized in providing steel processing services, meeting the demand from nationwide companies.

•       CSN CIMENTOS S.A. (“CSN Cimentos”)

Headquartered in Volta Redonda, State of Rio de Janeiro, is engaged in the production and sale of cement and uses as one of its raw materials the blast furnace slag from the pig iron production of UPV. CSN Cimentos started to operate on May 14, 2009.

•       CSN ENERGIA S.A.

This company is primarily engaged in the distribution and sale of electric power surpluses generated by CSN and companies, consortiums or other ventures in which the Company holds equity interests.

•          FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created for the purpose of merging the spun off portion of TLSA. It holds the concession to provide public railway cargo transportation service in Brazil Northeast network, comprising the São Luís-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau, and Propriá-Jorge Lins sections (“Railway System I”).

As of December 31, 2012, before the spin-off of TLSA, the Company held 100% of FTL, as shown in the table below. In December 2013, as part of the Northeast Railway System concession and the new TLSA’s shareholders agreement there was a partial spin‑off of TLSA and FTL, under which the Railway System I’s assets and liabilities were transferred to FTL while TLSA retained the control over Railway System II.

As a result of this transaction, FTL received a capital increase from TLSA and another TLSA shareholder (Taquari Participações SA) in an amount equivalent to the equity of Railway System  I, as follows:

Company	FTL's capital before the spin-off of TLSA	%	Capital increase	FTL's capital after the spin-off of TLSA	%
CSN	152,937	100%	153,305	306,242	88.41%
Taquari Participações			40,145	40,145	11.59%
Total	152,937	100%	193,450	346,387	100%

FTL’s capital increase resulted from the partial spin‑off of TLSA and, therefore, had no impact on the Company’s consolidated financial statements. Even though the Company’s percentage equity interest in FTL decreased, the Company still holds the control over FTL, which is fully consolidated in the  financial statements.

7.d) Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

						12/31/2014						12/31/2013
	Joint Venture				Joint Operation		Joint Venture				Joint Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	77.30%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	5,499,139	266,905	925	511,586	31,436	27,253	4,815,211	471,079	12,897	195,830	45,894	28,582
Advances to suppliers	250,469	13,994	98		364	337	423,246	8,423	69		499	552
Other current assets	309,054	532,016	30,164	54,196	15,859	32,146	409,605	621,698	21,338	39,183	16,183	32,503
Total current assets	6,058,662	812,915	31,187	565,782	47,659	59,736	5,648,062	1,101,200	34,304	235,013	62,576	61,637
Non-current assets
Advances to suppliers	9,236,170						8,522,067
Other non-current assets	129,504	503,849	86	253,307	32,371	85	171,393	414,624	4	229,280	34,029	11
Investments, PP&E and intangible assets	1,431,643	5,867,645	6,083	5,750,208	568,883	63,557	1,356,909	5,281,642	6,872	5,080,841	603,268	45,405
Total non-current assets	10,797,317	6,371,494	6,169	6,003,515	601,254	63,642	10,050,369	5,696,266	6,876	5,310,121	637,297	45,416
Total assets	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378	15,698,431	6,797,466	41,180	5,545,134	699,873	107,053

Current liabilities
Borrowings and financing	368,818	382,332		187,331		25,520	42,247	333,796		97,681		20,053
Other current liabilities	429,345	851,850	27,718	84,594	29,986	52,744	1,318,884	841,681	22,437	51,901	35,174	36,733
Total current liabilities	798,163	1,234,182	27,718	271,925	29,986	78,264	1,361,131	1,175,477	22,437	149,582	35,174	56,786
Non-current liabilities
Borrowings and financing	29,541	2,657,635		4,223,796		23,443	339,961	2,566,412		3,479,420		21,664
Other non-current liabilities	243,231	444,379	2,674	3,172		8,551	86,694	390,228	10,050	201,900	1,870	18,956
Total non-current liabilities	272,772	3,102,014	2,674	4,226,968		31,994	426,655	2,956,640	10,050	3,681,320	1,870	40,620
Shareholders’ equity	15,785,044	2,848,213	6,964	2,070,404	618,927	13,120	13,910,645	2,665,349	8,693	1,714,232	662,829	9,647
Total liabilities and shareholders’ equity	16,855,979	7,184,409	37,356	6,569,297	648,913	123,378	15,698,431	6,797,466	41,180	5,545,134	699,873	107,053

					01/01/2014 to 12/31/2014						01/01/2013 to 12/31/2013
	Joint Venture				Joint Operation		Joint Venture				Joint Operation
Equity interest (%)	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	60.00%	27.27%	50.00%	62.64%	48.75%	50.00%	60.00%	27.27%	50.00%	77.30%	48.75%	50.00%
Statements of Income
Net revenue	1,474,633	3,063,061	161,372	14	136,565	278,855	2,369,836	3,038,142	109,650	58,465	153,105	178,762
Cost of sales and services	(1,214,196)	(2,013,846)	(150,411)		(86,751)	(234,944)	(1,346,658)	(1,926,923)	(96,502)	(60,840)	(79,745)	(148,998)
Gross profit	260,437	1,049,215	10,961	14	49,814	43,911	1,023,178	1,111,219	13,148	(2,375)	73,360	29,764
Operating (expenses) income	(277,648)	(282,736)	(8,934)	(28,459)	(46,182)	(3,572)	(192,863)	(277,814)	(6,399)	(315,776)	(44,154)	(1,402)
Finance income (costs), net	1,651,891	(190,294)	69	(15,383)	2,972	(1,309)	1,621,386	(114,637)	751	(18,843)	1,266	306
Profit before income tax and social contribution	1,634,680	576,185	2,096	(43,828)	6,604	39,030	2,451,701	718,768	7,500	(336,994)	30,472	28,668
Current and deferred income tax and social contribution	(512,913)	(196,792)	(946)		(2,279)	(13,030)	(1,543,876)	(245,748)	(2,584)	178,937	(10,263)	(9,614)
Profit for the year	1,121,767	379,393	1,150	(43,828)	4,325	26,000	907,825	473,020	4,916	(158,057)	20,209	19,054

(*) Refer to the consolidated balances and results of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Headquartered in Congonhas, State of Minas Gerais, is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for sale of its products. Its major operations are carried out in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima, in the State of Minas Gerais, and in Itaguaí, in the State of Rio de Janeiro.

In November 2008, 40% of Namisa’s capital started to be held by Big Jump Energy Participações S.A (“Big Jump”), whose shareholders were Posco and Brazil Japan Iron Ore Corp, (“BJIOC” or “Consortium”), a consortium of Asian companies formed by Itochu Corporation, Nippon Steel, JFE Steel Corporation, Sumitomo Metal Industries Ltd., Kobe Steel Ltd., and Nisshin Steel Co.  Ltd., and CSN became the holder of 60% of the capital.

On July 30, 2009 Namisa merged its parent company Big Jump Energy Participações S.A. and the companies Posco and BJIOC became the holders of a direct stake in Namisa. In 2011, Nippon Steel and Sumitomo Metal Industries, until then part of BJIOC, sold their stakes to the other Consortium members, followed by the entry of a new shareholder, China Steel Corp. (“CSC”). After these transactions, the new corporate structure of Namisa is as follows: CSN 60%, BJIOC 32.52%, Posco 6.48%, and CSC 1%. CSN’s stake in Namisa did not change as a result of any of these events.

Under IFRS 10, paragraph B55, when assessing whether an investor has control of an investee, the investor shall determine whether it is exposed, or has rights, to variable returns from its involvement with the investee. The Shareholders’ Agreement grants both the consortium and CSN, through substantive rights, the power to influence the ordinary course of Namisa’s business, by being actively involved in setting the budget, accounting policies, capital expenditure, management compensation, dividend distribution policy, among other matters.

This Shareholders’ Agreement prescribes that certain situations of severe impasse between the shareholders that are not resolved after mediation and negotiation procedures between the executive officers of the parties may give CSN the right to exercise its call option and the Consortium the right to exercise its put option regarding the equity interest held by the Consortium in Namisa.

Other agreements signed, in order to make such association feasible, among them the agreement for purchase of shares and the long-term operating agreements between Namisa, CSN and the Consortium, provide for certain obligations to do that, if not complied with or remedied within the stipulated deadlines in certain extreme situations may give rise to the right on the part of the aggrieved party to exercise its put or call option, as the case may be, with respect to the equity interest held by the Consortium in Namisa.

The material change in Namisa’s profit for 2013 is mainly due to joining the tax installment payment programs introduced by Law 12.865/13 and Law 11.941/09, which generated a net negative impact on the joint venture amounting to R$889,772, resulting in the booking of R$533,863 in the parent company, through equity accounting, corresponding to its 60% stake.

At the Extraordinary Shareholders’ Meeting held in December 2014, the shareholders approved the Company’s capital reduction by R$777,930, without any share cancelation. At the end of the statutory 60-day period after the publication of the shareholders’ meeting’s minutes, the Company’s capital reduction will become effective.

New strategic alliance with the Asian Consortium

On December 11, 2014, CSN’s Board of Directors approved the formation of a strategic alliance with the Asian Consortium.

This transaction consists of creating a joint venture between CSN and the Asian Consortium, under which the Asian Consortium will contribute its 40% stake in Namisa to Congonhas Minérios S.A. (“Congonhas Minérios”), a non-operating subsidiary of CSN, and to which CSN will contribute its Casa de Pedra iron ore mine, its 60% stake in Namisa, its 8.63% stake in MRS, and the assets of and the rights to manage and operate the TECAR Port concession.

As a result of CSN’s and the Asian Consortium’s contributions and the agreements reached during the negotiations between the parties, immediately after the transaction is closed CSN and the Asian Consortium will hold 88.25% and 11.75% of Congonhas Minérios’ capital on a debt free and cash basis, respectively. The final stakes will be determined taking into account the debt and cash adjustments, and the working capital difference on the closing date.

The transaction also provides for an earn-out mechanism, under which a qualifying liquidity event occurring within certain valuation parameters and a given period of time agreed after the transaction is closed could dilute the Consortium’s equity interest in Congonhas Minérios from 11.75% up to 8.21%.

The transaction’s primary purpose is to capture synergies among the businesses involved in this reorganization and generate shareholder value to create a world-class company. The main synergies identified are related to procedure optimization, increasing operation efficiencies and cutting operating costs, and capital expansion.

Part of Congonhas Minérios’ iron ore production will be sold to members of the Asian Consortium and CSN. These rights are laid down in long-term supply agreements.

The transaction closing is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for the end of 2015.

•       ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged in building and operating, under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. This company was engaged in, but not limited to, contracting the supply of goods and services necessary to complete the project and raising funds by pledging the related guarantees.

•       MRS LOGÍSTICA S.A. (“MRS”)

Located in Rio de Janeiro, RJ, is engaged in providing public railroad freight transportation services, on the basis of an onerous concession agreement, on the tracks of the Southeast Network,  - RFFSA, located between the cities of Rio de Janeiro, São Paulo and Belo Horizonte, previously belonging to Rede Ferroviária Federal S.A.- RFFSA, which was privatized on September 20, 1996.

As of December 31, 2014 the Company directly held 27.27% and indirectly, through its joint venture Namisa, 6% of MRS’s capital.

MRS can also engage in modal transportation services related to railroad transportation and also participate in projects aimed at expanding the railroad services granted on a concession basis.

For provision of the services covered by the concession agreement obtained for a period of 30 years starting on December 1, 1996, extendable for an equal period by exclusive decision of the concession grantor, MRS leased from RFFSA for the same concession period the assets required for operation and maintenance of the railroad freight transportation activities.  Upon extinction of the concession, all leased assets will be transferred to the ownership of the railroad transportation operator designated in that same act.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroeletric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2014 is R$28,250 (R$29,417 as of December 31, 2013) and the expense in 2014 amounted to R$5,302 (R$6,024 in 2013).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKLS Serviços Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services to subsidiaries, associates, parent company and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CGPAR is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the operation and development of the railroad freight transportation public service in the Northeast of Brazil network, comprising the Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System  II”).

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which comprise the São Luís-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau, and Propriá- Jorge Lins sections (“Railway System I”) sections and the Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the sections of the Railway System and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intermediation of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intermediation of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

The purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), . (“FTL”), maintaining the assets related to Railway System II in TLSA.

As a result, TLSA assessed the future performance of its operating assets related to Railway System I (in operation). The analysis resulted in the recognition of an impairment loss of R$279,296, recognized in line item “Other operating expenses”, subsidiary, and of R$216,446, consolidated, in 2013. The recoverable amount of these assets was determined based on the value in use. The discount rate used to measure the value in use was 9.15% per year.

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA on December 31, 2013.

With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, corresponding to CPC 36(R3), CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment started to be measured under the equity method.

The fair value of the remaining investment in TLSA was determined pursuant to IFRS 13 Fair Value Measurement. The Company used the estimated revenue approach to determine the fair value of the investments’ future cash flows, net revenue, and expenses, based on Railway System II operations, based on its business plan for TLSA, which included product volume capacity, prices, market conditions, etc. Additionally, the Company took the following facts into consideration to measure fair value: (i) TLSA’s concession agreement expires in 2057, (ii) the return rate defined in TLSA’s concession agreement cannot exceed 6.75% per year plus inflation calculated using the IPCA (Broad Consumer Price Index) during the entire concession period, and (iii) should the return rate reach the concession rate ceiling before 2057, the concession agreement will expire on that date.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income in 2013, is broken down as follows:

		Consolidated	Parent Company
		12/31/2013	12/31/2013
(+)	Fair value of the remaining investment	1,984,204	1,984,204
(-)	Carrying amount of net assets	1,899,438	1,510,305
(+)	Carrying amount of non-controlling interests	389,133
	Gain on loss of control over Transnordestina	473,899	473,899
(-)	Income tax and social contribution	161,126	161,126
	Gain on loss of control, net of income tax and social contribution (*)	312,773	312,773

(*) the goodwill will be amortized monthly, from the completion of the construction work to the final concession date.

In April 2014, the shareholders of TLSA approved a capital increase of R$400,000, through the issuance of 7,278,020 class A preferred shares, which were fully subscribed by the shareholder Valec and paid in through the capitalization of receivables from Advances for Future Capital Increase held by such shareholder against TLSA. As a result of such increase CSN no longer holds a 77.30% interest, it currently holds 62.68% of the total capital of TLSA.

In October 2014 the BNDES (Brazilian development bank) exercised its call option on TLSA shares, as provided for by the Memorandum of Intentions entered into by the parties, and acquired 13,174 common shares held by CSN for R$13. As a result of this transaction, CSN’s stake in TLSA decreased to 62.64%. Due to the transactions described above, which resulted in changes in equity interests in 2014, the Company recognized a gain of R$647 in shareholders’ equity.

7.e) Additional information on indirect interests held abroad

•          STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was incorporated in 1992, from the discontinued Maxhütte steel industrial complex, in Unterwellenborn, Germany, and produces steel shapes for construction, in accordance with international quality standards. Its main raw material is steel scrap and its installed capacity is 1.1 million metric tons of steel/year. SWT is a wholly-owned indirect subsidiary of CSN Steel, a subsidiary of CSN.

•          COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

CSN LLC was incorporated in 2001 with the assets and liabilities of the liquidated Heartland Steel Inc., headquartered in Wilmington, State of Delaware, USA. The company has an industrial plant in Terre Haute, State of Indiana, USA, where there is a complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Americas, a subsidiary of CSN.

•          LUSOSIDER AÇOS PLANOS, S.A. (“Lusosider”)

Lusodier was incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese steel company to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company provides in Paio Pires an installed capacity of around 550,000 metric tons per year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.  Products manufactured by Lusosider may be used in the containers industry, civil construction (pipes and metallic structures), and in home appliance components.

7.f) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is  a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.40% (9.41% as of December 31, 2013) of Panatlântica’s total share capital.

•       Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“USIMINAS”)

USIMINAS, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations. USIMINAS produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, to be sold in the domestic market and also for exports. It also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. USIMINAS also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, ports, as well as in locations strategic for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter and a commitment agreement (Performance Commitment Agreement), or TCD, was signed between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas within a specified term. The term and percentage of reduction are confidential. Moreover, the political rights at Usiminas will continue suspended until the Company reaches the limits established in the TCD.

The Company will continue to evaluate strategic alternatives with respect to its investment in Usiminas.

As of December 31, 2014 and 2013, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of Usiminas' share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•       ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2014 and 2013 CSN held 20.00% of Arvedi’s share capital.

8.     PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		(370,475)	(5,185,367)	(117,352)		(344,834)	(6,018,028)
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Effect of foreign exchange differences	27	1,449	13,383	(34)	(158)	1,425	16,092
Acquisitions	108	1,818	451,879	6,377	1,348,484	39,830	1,848,496
Capitalized interest (Notes 23 and 30)					165,789		165,789
Write-offs	(105)	(39)	(7,041)	(4)	(7,950)	(93)	(15,232)
Depreciation		(79,406)	(1,115,589)	(6,445)		(36,923)	(1,238,363)
Transfers to other asset categories	3,127	682,109	3,396,024	2,589	(4,010,497)	(73,352)
Transfers to intangible assets				16	(20,743)	(919)	(21,646)
Other			(21,813)	7	(2,593)	(18,023)	(42,422)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140

							Parent Company
	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Cost	107,475	1,390,013	10,423,838	129,930	4,345,142	467,481	16,863,879
Accumulated depreciation		(164,791)	(4,068,100)	(103,521)		(109,372)	(4,445,784)
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Acquisitions		685	398,142	5,648	1,161,916	29,659	1,596,050
Capitalized interest (Notes 23 and 30)					165,789		165,789
Write-offs			(6,263)	(13)	(7,196)	(2)	(13,474)
Depreciation		(49,868)	(948,438)	(4,627)		(12,142)	(1,015,075)
Transfers to other asset categories	2,706	610,533	3,083,678	1,617	(3,524,562)	(173,972)
Transfers to intangible assets					(20,984)		(20,984)
Other			(787)	2	(2,008)	(18,314)	(21,107)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294

(*) Refer basically to railway assets such as courtyards, tracks and railway sleepers, and leasehold improvements, vehicles, hardware, mines and ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		12/31/2014	12/31/2013
Logistics
	Equalization of Berth 301.	2012	2014			151,932
	Current investments for maintenance of current operations.				45,522	231,832
					45,522	383,764
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	462,075	1,090,568
	Expansion of TECAR export capacity.	2009	2017	(2)	332,394	404,374
	Current investments for maintenance of current operations.				60,236	42,866
					854,705	1,537,808
Steel
	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	95,991	1,592,016
	Implementation of the AF#3’s gas pressure recovery.	2006	2015		1,140	74,337
	Expansion of the service center/Mogi.	2013	2015	(4)	46,993	11,000
	Current investments for maintenance of current operations.				159,499	668,495
					303,623	2,345,848
Cement
	Construction of cement plants.	2011	2016	(5)	1,030,938	476,076
	Current investments for maintenance of current operations.				9,179	28,139
					1,040,117	504,215
Total construction in progress					2,243,967	4,771,635

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Estimated date for the completion of the 60 mtpa phase;

(3)  Startup in the first half of 2014; negotiations in progress with advances for new plants;

(4)  Expected date for completion of Service Center/Mogi;

(5)  Expected date for completion of Minas Gerais unit.

Accordingly to the company’s accounting police the useful lives is reassessed once a year for all the company’s units. In 2014 the useful lives were extended mainly due to investment in the plant equipment maintenance. As a result, the reviewed estimated useful lives are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Buildings	43	43	42	41
Machinery, equipment and facilities	18	14	18	13
Furniture and fixtures	10	11	11	11
Other	29	26	13	18

8.a) Capitalized Interest

As of December 31, 2014, the Company capitalized borrowing costs amounting to R$165,789 in parent company and consolidated (as of December 31, 2013, R$490,747 in consolidated and R$309,073 in parent company). These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ), see notes 23 and 29.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2014	12/31/2013
Specific projects		TJLP + 1.3% to 3.2%
		UM006 + 2.7%
Unspecified projects	10.03%	8.35%

8.b) Depreciation Expense:

Additions to depreciation, amortization and depletion for the year were distributed as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Production cost	1,222,302	1,068,156	1,006,971	879,984
Selling expenses	9,066	8,248	6,955	6,385
General and administrative expenses	13,763	17,426	8,972	9,191
	1,245,131	1,093,830	1,022,898	895,560
Other operating expenses (*)	36,354	61,763	714	28,287
	1,281,485	1,155,593	1,023,612	923,847

(*) Refers to the depreciation of unused equipment (see note 22).

8.c) Mining Rights:

The Casa de Pedra mine is an asset belonging to CSN, which has the exclusive right to explore such mine. The mining activities of Casa de Pedra are based on the ‘Mine Manifest’, which grants CSN full ownership over the mineral deposits existing within its property limits.

As of December 31, 2014, the net balance of Casa da Pedra’s property, plant and equipment was R$3,452,947 (R$3,277,205 as of December 31, 2013).

9.     INTANGIBLE ASSETS

						Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Other	Total	Goodwill	Software	Total
Balance at December 31, 2013	407,434	381,480	67,354	109,035	137	965,440	13,091	63,378	76,469
Cost	666,768	415,899	107,416	109,035	137	1,299,255	14,135	89,255	103,390
Accumulated amortization	(150,004)	(34,419)	(40,062)			(224,485)	(1,044)	(25,877)	(26,921)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2013	407,434	381,480	67,354	109,035	137	965,440	13,091	63,378	76,469
Effect of foreign exchange differences		(1,060)	5	17		(1,038)
Acquisitions and expenditures			727			727
Transfer of property, plant and equipment			21,598		48	21,646		20,984	20,984
Amortization		(33,305)	(9,817)			(43,122)		(8,537)	(8,537)
Other movements
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052	185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)			(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)					(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052	185	943,653	13,091	75,825	88,916

As a result, the estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Software	5	5	5	5
Customer relationships	13	13

•       Impairment testing of goodwill and trademarks and patents

In order to conduct impairment testing, goodwill is allocated to CSN’s operating divisions that represent the lowest level of assets or group of assets at which goodwill is monitored by the Company's senior management, never above Operating Segments.

Cash generating unit	Segment	12/31/2014	12/31/2013	Investor
Containers (*)	Steel	158,748	158,748	CSN
Flat steel	Steel	13,091	13,091	CSN
Long steel	Steel	344,647	344,630	CSN Steel S.L.
		516,486	516,469

(*) Goodwill of the cash-generating unit (CGU) Steel Containers is presented net of an impairment loss recognized in 2011 in other operating income and expenses in the income statement for the year, amounting to R$60,861. During the 4th quarter of 2013, the Company identified again an impairment of goodwill of the CGU Steel Containers and recorded the amount of R$48,469.

The recoverable amount of a Cash-Generating Unit (“CGU”) is determined based on value-in-use calculations.

The main assumptions used in calculating the values in use as of December 31, 2014 are as follows:

(i)   Budgeted gross margin.

(ii)  Weighted average growth rate, used to extrapolate the cash flows after the budgeted period.

(iii) Pretax discount rate, applied to cash flow projections.

These calculations use cash flow projections based on financial budgets approved by management for a three-year period. The amounts related to cash flows subsequent to the three-year period were extrapolated based on the estimated growth rates shown below. The growth rate does not exceed the average long-term growth rate of the industry in which the Cash-Generating Unit (“CGU”) operates.

For the Steel Containers CGU, the methodology used was the fair value of the assets measured by a firm specialized in the valuation of tangible assets.

10.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.5%	346,719	105,874	2,338,327	1,166,615	76,642	105,874	2,323,290	1,166,615
Prepayment	3.51% to 7.5%	12,411	207,331	1,713,249	1,276,717	158,915	343,912	6,869,730	4,084,099
Perpetual bonds	7%	3,615	3,189	2,656,200	2,342,600
Fixed rate notes	4.14% to 10%	1,236,634	156,868	4,996,352	5,505,110	1,187,610	19,439	1,593,720	2,433,517
Intercompany bonds	6M Libor + 2.25% and 3%					73,839	737,297	910,983	110,268
Other	1.2% to 8%	51,634	61,662	387,240	442,843		11,334
		1,651,013	534,924	12,091,368	10,733,885	1,497,006	1,217,856	11,697,723	7,794,499
LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% to 3.2% and fixed rate of 2.5% to 10%	85,373	97,044	965,849	962,684	48,308	57,759	879,681	853,379
Debentures	105.8% to 111.2% of CDI	847,411	846,387	1,550,000	1,932,500	847,411	846,387	1,550,000	1,932,500
Prepayment	106.5% to 110.79% of CDI and fixed rate of 8%	118,870	101,330	5,345,000	5,345,000	93,087	79,302	3,345,000	3,345,000
CCB	112.5% of CDI	101,841	1,085,436	7,200,499	6,200,000	101,841	1,085,436	7,200,000	6,200,000
Intercompany bonds	110.79% of CDI					148,686	591,423	1,759,474	1,338,771
Other		9,422	8,527	11,549	15,505	2,258	2,119		2,118
		1,162,917	2,138,724	15,072,897	14,455,689	1,241,591	2,662,426	14,734,155	13,671,768
Total borrowings and financing		2,813,930	2,673,648	27,164,265	25,189,574	2,738,597	3,880,282	26,431,878	21,466,267
Transaction costs and issue premiums		(23,406)	(30,841)	(71,410)	(85,951)	(18,362)	(25,588)	(61,966)	(71,607)
Total borrowings and financing + transaction costs		2,790,524	2,642,807	27,092,855	25,103,623	2,720,235	3,854,694	26,369,912	21,394,660

The balances of prepayment transactions with related parties of the parent company total R$5,302,985 as of December 31, 2014 (R$2,943,964 as of December 31, 2013) and the balances of fixed rate notes and intercompany bonds total R$2,781,330 as of December 31, 2014 (R$2,452,956 as of December 31, 2011), see note 17b.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2014, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2016	2,905,794	11%	4,194,943	16%
2017	4,170,116	15%	3,993,645	15%
2018	4,527,879	17%	4,214,898	16%
2019	6,033,723	22%	4,588,563	17%
2020	5,089,253	19%	2,680,016	10%
After 2021	1,781,300	6%	6,759,813	26%
Perpetual bonds	2,656,200	10%
	27,164,265	100%	26,431,878	100%

•       New borrowings, financing and debentures

The table below shows the new funding transactions and redemption during the current year:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Opening balance	27,746,430	29,304,704	25,249,354	24,139,992
Funding transactions	1,907,479	1,697,363	3,401,090	1,363,253
Redemption	(3,689,287)	(4,300,240)	(3,423,072)	(3,991,884)
Loss of control over Trasnordestina		(3,180,821)
Other (*)	3,918,757	4,225,424	3,862,775	3,737,993
Closing balance	29,883,379	27,746,430	29,090,147	25,249,354

(*) Includes unrealized foreign exchange and monetary gains and losses.

The Company’s borrowing and financing agreements with certain financial institutions contain some covenants that are usual in agreements of this nature and the Company is compliant with them as of December 31, 2014.

•       Debentures

Seventh issue

In March 2014 the Company issued 40,000 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10 totaling R$400,000 that pay interest equivalent to 111.20% of the CDI Cetip rate per year, maturing in March 2021, with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and joint ventures. As of December 31, 2014, guarantees amount to R$2,256 (R$4,234 as of December 31, 2013).

11.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated						12/31/2014					12/31/2013
	Notes	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available-for-sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	3			8,686,021		8,686,021			9,995,672		9,995,672
Trade receivables, net	4			1,650,967		1,650,967			1,733,641		1,733,641
Derivative financial instruments	6		174,611			174,611		9,681			9,681
Trading securities	6		13,798			13,798		9,906			9,906
Total			188,409	10,336,988		10,525,397		19,587	11,729,313		11,748,900

Non-current assets
Other trade receivables	6			1,347		1,347			9,970		9,970
Investments		1,441,032				1,441,032	2,405,174				2,405,174
Derivative financial instruments	6							3,879			3,879
Short-term investments				34,874		34,874			30,756		30,756
Total		1,441,032		36,221		1,477,253	2,405,174	3,879	40,726		2,449,779
Total assets		1,441,032	188,409	10,373,209		12,002,650	2,405,174	23,466	11,770,039		14,198,679

Liabilities
Current liabilities
Borrowings and financing	10				2,813,930	2,813,930				2,673,648	2,673,648
Derivative financial instruments	12		65			65		6,822			6,822
Trade payables					1,638,505	1,638,505				1,102,037	1,102,037
Dividends and interest on capital					277,097	277,097				2,036	2,036
Total			65		4,729,532	4,729,597		6,822		3,777,721	3,784,543

Non-current liabilities
Borrowings and financing	10				27,164,265	27,164,265				25,189,574	25,189,574
Derivative financial instruments	12		21,301			21,301		17,375			17,375
Total			21,301		27,164,265	27,185,566		17,375		25,189,574	25,206,949

Total liabilities			21,366		31,893,797	31,915,163		24,197		28,967,295	28,991,492

•           Fair value measurement

The financial instruments recognized at fair value require the disclosure of fair value measurements in three hierarchy levels.

•           Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•           Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•           Level 3: inputs unavailable due to slight or no market activity and which is significant for the definition of the fair value of assets.

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				12/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		174,611		174,611		9,681		9,681
Trading securities	13,798			13,798	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	1,441,032			1,441,032	2,405,174			2,405,174
Financial assets at fair value through profit or loss
Derivative financial instruments						3,879		3,879
Total assets	1,454,830	174,611		1,629,441	2,415,080	13,560		2,428,640

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		65		65		6,822		6,822
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		21,301		21,301		17,375		17,375
Total liabilities		21,366		21,366		24,197		24,197

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

These refer mainly to investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of available-for-sale financial assets

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quoted prices of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, that is, the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument indicates a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its purchase price during more than twelve months.

As of June 30, 2014 and 2013 there was a decline in the quoted price of the Company’s common shares (USIM3) which, according to the Company’s accounting policy, generated losses amounting to R$34,396 and R$3,302, net of income tax and social contribution, resulting in the recognition of R$52,115 and R$5,002 in other operating expenses and R$17,719 and R$1,701 in deferred taxes, respectively.

As of September 30, 2014, after a new decline in the quoted prices of the common shares (USIM3) as compared with the quoted prices as of June 30, 2014, the Company reclassified the accumulated losses for the quarter recognized in other comprehensive income, amounting to R$13,193, net of income tax and social contribution, to profit (loss) for the period, recognizing R$19,989 in other operating expenses and R$6,796 in deferred taxes.

As of December 31, 2014 there was a decline in the quoted prices of the Company’s preferred shares (USIM5) as compared to their quotation as of June 30, 2012. Accordingly, the Company reclassified the accumulated losses recognized in other comprehensive income, amounting to R$87,711, net of income tax and social contribution, and recognized R$132,896 in other operating expenses and R$45,185 in deferred taxes, respectively, totaling R$205,000 in other operating expenses and R$69,700 in deferred taxes for 2014.

Beginning this date, pursuant to a Company's policy, gains and losses arising from the changes in the quoted prices of the shares are recognized in other comprehensive income.

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

The Company considers as probable scenario the amounts carried at market values as of December 31, 2014, net of tax of R$273,433. Therefore, there is no impact on the financial instruments classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

III -   Financial Instrument Policies:

11.a) Financial risk management

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedging instruments are also periodically reviewed.

Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy prohibits any speculative deals or short sales.

11.b) Use of derivatives

The Company’s financial policy reflects the parameters of liquidity, credit and market risks approved by the Audit Committee and Board of Directors. The use of derivative instruments in order to prevent fluctuations in interest and exchange rates from having a negative impact on the company’s balance sheet and income statement should consider the same parameters. As provided for in internal rules, this financial investment policy was approved and is managed by the finance officers.

At the meetings of the Board of Executive Officers and Board of Directors, the officers and directors routinely present and discuss the Company’s financial positions. Under the bylaws, transactions involving material amounts require the prior approval of management bodies. The use of other derivative instruments is contingent upon the express prior approval of the Board of Directors.

To finance its activities, the Company resorts to the capital markets, both locally and internationally, and based on the indebtedness profile it is seeking, part of the debt is pegged to foreign currency, basically to the US dollar, which causes Management to seek hedging for cash flows from indebtedness through derivative instruments.

To contract derivative financial instruments for hedging within the internal control structure, the following policies are adopted:

•           ongoing calculation of exchange exposure by analyzing assets and liabilities exposed to foreign currency, under the following terms: (i) trade receivables and payables in foreign currency; (ii) cash and cash equivalents and debts in foreign currency considering the maturity of the assets and liabilities exposed to exchange fluctuations; iii) other financial instruments, such as derivative instruments (swap, dollar x real, euro x dollar, futures exchange contracts and hedge accounting);

•           carrying out derivative transactions only with leading banks, diluting the credit risk through diversification among these banks;

•           presentation of the financial position and exchange exposure on a routine basis in meetings of the Board of Executive Officers and Board of Directors that approve the hedging strategy;

11.c) Foreign exchange rate risk

The Company assesses its exchange exposure by subtracting its liabilities from its assets denominated in Dollar and Euro, thus arriving at its net exchange exposure, which is the foreign currency exposure risk, as mentioned above.

•           Foreign exchange exposure

The consolidated net exposure as of December 31, 2014 is as follows:

		12/31/2014
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	2,943,232	4,957
Trade receivables	203,029	9,959
Intercompany loans	137,082
Other assets	221	11,980
Total assets	3,283,564	26,896
Borrowings and financing	(4,999,530)	(121,203)
Trade payables	(218,366)	(5,787)
Intercompany borrowings	(17,038)
Other liabilities	(18,516)	(43,629)
Total liabilities	(5,253,450)	(170,619)
Foreign exchange exposure	(1,969,886)	(143,723)
Notional amount of derivatives contracted, net	1,228,000	(90,000)
Cash flow hedge accounting	775,000
Net foreign exchange exposure	33,114	(233,723)

Gains and losses on these transactions are consistent with the policies and strategies defined by management.

•            Swap transactions

The Company carries out currency swap transactions in order to hedge its assets and liabilities against any fluctuations in the US dollar-real parity. This hedge through currency swap transactions provides the Company, through the long position of the contract, with a forward rate agreement (FRA) gain on the exchange coupon, which at the same time improves our investment rates and reduces the cost of our funding in the international market.

As of December 31, 2014, the consolidated position of these contracts is as follows:

						12/31/2014				12/31/2013	12/31/2014
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2014
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	01/02/15	Dollar	10,000	30,414	(25,068)	5,346	10,000	26,512	(22,633)	3,879	1,467
Goldman Sachs		Dollar					10,000	23,697	(22,799)	898	(1,434)
HSBC		Dollar					90,000	213,306	(205,171)	8,135	(13,376)
Deutche		Dollar									608
Total dollar-to-CDI swap			10,000	30,414	(25,068)	5,346	110,000	263,515	(250,603)	12,912	(12,735)

Itaú BBA	1/05/2015 to 2/05/2015	Dollar	340,000	900,795	(845,425)	55,370	85,000	199,753	(199,844)	(91)	72,922
HSBC	1/05/2015 to 2/05/2015	Dollar	568,000	1,502,936	(1,430,394)	72,542	208,000	488,843	(489,349)	(506)	99,426
HSBC	1/30/2015	Dollar	10,000	26,416	(26,481)	(65)					(65)
Deutsche Bank	1/05/2015 to 2/05/2015	Dollar	140,000	370,134	(361,327)	8,807					21,157
Goldman Sachs	1/06/2015 to 2/03/2015	Dollar	130,000	344,207	(329,258)	14,949					14,949
Santander	02/03/15	Dollar	30,000	79,224	(77,576)	1,648					1,648
BTG Pactual		Dollar									3,565
Total dollar-to-real swap (NDF)			1,218,000	3,223,712	(3,070,461)	153,251	293,000	688,596	(689,193)	(597)	213,602

Itaú BBA	01/09/15	Euro	60,000	197,366	(192,888)	4,478	30,000	94,858	(96,632)	(1,774)	18,375
HSBC	01/09/15	Euro	30,000	98,688	(96,444)	2,244	30,000	94,900	(96,632)	(1,732)	14,681
Goldman Sachs		Euro					30,000	94,880	(96,632)	(1,752)	341
Total dollar-to-euro swap (NDF)			90,000	296,054	(289,332)	6,722	90,000	284,638	(289,896)	(5,258)	33,397

DB	1/30/2015 to 3/06/2015	Dollar	30,604	81,343	(77,054)	4,289	11,801	27,878	(27,861)	17	3,667
Banco Novo	4/30/2015	Dollar	18,009	47,866	(46,481)	1,385					1,385
BNPP	1/15/2015 to 7/06/2015	Dollar	31,516	83,768	(80,215)	3,553					3,553
Total dollar-to-euro swap			80,129	212,977	(203,750)	9,227	11,801	27,878	(27,861)	17	8,605

CSFB		Dollar					21,500	36,526	(36,862)	(336)	(943)
Total LIBOR-to-CDI interest rate swap							21,500	36,526	(36,862)	(336)	(943)

Itaú BBA	03/01/16	Real	150,000	168,496	(177,265)	(8,769)	150,000	152,610	(159,712)	(7,102)	(1,667)
HSBC	2/05/16 to 3/01/16	Real	185,000	206,843	(218,768)	(11,925)	185,000	187,395	(197,157)	(9,762)	(2,163)
Deutsche Bank	03/01/16	Real	10,000	11,167	(11,774)	(607)	10,000	10,114	(10,625)	(511)	(96)
Fixed rate-to-CDI interest rate swap			345,000	386,506	(407,807)	(21,301)	345,000	350,119	(367,494)	(17,375)	(3,926)

				4,149,663	(3,996,418)	153,245		1,651,272	(1,661,909)	(10,637)	238,000

11.d) Transactions with Derivative Financial Instruments:

•       Classification of the derivatives in the balance sheet and income statement

							12/31/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	5,346		5,346				(12,735)
Dollar-to-real swap (NDF)	153,316		153,316	65		65	213,602
Dollar-to-euro swap (NDF)	6,722		6,722				33,397
Dollar-to-euro swap	9,227		9,227				8,605
Libor-to-CDI swap (*)							(943)
Fixed rate-to-CDI swap					21,301	21,301	(3,926)
	174,611		174,611	65	21,301	21,366	238,000

							12/31/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	9,033	3,879	12,912				11,172
Dollar-to-real swap (NDF)	631		631	1,228		1,228	(597)
Dollar-to-euro swap (NDF)				5,258		5,258	(13,190)
Yen-to-dollar swap (**)							(5,374)
Dollar-to-euro swap	17		17				4,035
Libor-to-CDI swap				336		336	(4,268)
Fixed rate-to-CDI swap					17,375	17,375	(17,375)
	9,681	3,879	13,560	6,822	17,375	24,197	(25,597)

(*) Swap positions were settled in May 2014, together with their prepayment.

(*) Swap positions were settled in December 2013, together with their guarantee deposit.

Dollar-to-CDI swap

As of December 31, 2014 the Company held a short position in a currency swap, where it receives exchange differences plus interest of 3.5% per year on average and pays 100% of CDI in the short position of the currency swap contract.

Dollar-to-real swap (NDF)

The Company entered into NDF (Non Deliverable Forward) transactions for the purpose of ensuring the forward purchase of US dollars, which are settled without physical delivery, by the difference in contracted R$/US$ buy parity against the R$/US$ sell parity, with is the Sale Ptax T-1 to maturity. The transactions are contracted with prime financial institutions, on the over-the-counter market, and allocated to the exclusive funds.

Dollar-to-euro swap (NDF)

In addition to the swaps above, the Company also entered into NDF (Non Deliverable forward) transactions to hedge its euro-denominated assets. Basically the Company contracted financial derivatives for its euro-denominated assets, where it will receive the difference between the US dollar exchange rate change for the period, multiplied by the notional amount (long position) and pay the difference between the exchange rate change in euro for the period on the notional euro amount on the contract date (short position). In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparties prime financial institutions, contracted under the exclusive funds.

Dollar-to-euro swap

The subsidiary Lusosider has derivative transactions to hedge its exposure against the euro-dollar fluctuation.

Fixed rate-to-CDI swap

The purpose of this transaction is to peg obligations subject to a fixed rate to the fluctuation of the average interest rate of the one-day interbank deposits (CDI) calculated and disclosed by CETIP. Basically, the Company contracted swaps for its obligations indexed to fixed rates, in which it receives interest on the notional amount (long position) and pays 100% of the Interbank Deposit Certificate (CDI) on the notional amount in reais of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

•       Hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. The Company designated for hedge accounting US$775 million in exports to be carried out between October 15, 2015 and May 20, 2020.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management Policy by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2014:

						12/31/2014
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	500,000	(106,000)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015-February 2019	175,000	(16,818)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	100,000	2,185
Total					775,000	(120,633)

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2014 are as follows:

	12/31/2013	Addition	Reversal	12/31/2014
Cash flow hedge accounting		120,633		120,633
Income tax and social contribution on cash flow hedge accounting		(41,015)		(41,015)
Fair value of cash flow hedge, net of taxes		79,618		79,618

As of December 31, 2014 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Sensitivity analysis of Derivative Financial Instruments and Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% appreciation for volatility of the currency, using as benchmark the closing exchange rate as of December 31, 2014 for dollar-to-real swap R$2.6562, euro-to-dollar swap R$1.2149, dollar-to-euro swap R$1.2149, dollar-to-real swap R$2.6562, and euro-to-real swap 3.2270.

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Dollar-to-CDI swap	10,000	Dollar	30,414	(7,604)	(15,207)

Dollar-to-real swap (NDF)	1,218,000	Dollar	153,251	(805,928)	(1,611,856)

Hedge accounting of exports	775,000	Dollar	120,633	(514,639)	(1,029,278)

Exchange position functional currency BRL	(1,969,886)	Dollar		1,308,103	2,616,206
(not including exchange derivatives above)

Consolidated exchange position	33,114	Dollar		(20,068)	(40,135)
(including exchange derivatives above)

Dollar-to-euro swap (NDF)	(90,000)	Euro	6,722	67,068	132,297

Exchange position functional currency BRL	(143,723)	Euro		115,949	231,897
(not including exchange derivatives above)

Consolidated exchange position	(233,723)	Euro		183,017	364,194
(including exchange derivatives above)

Dollar-to-euro swap	80,129	Dollarr	9,227	43,511	167,089

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2014 recognized in the company's assets and liabilities.

11.e) Interest rate risk

Short- and long-term liabilities indexed to floating interest rate and inflation indices. Due to this exposure, the Company entered into derivative transactions to better manage these risks.

•       Sensitivity analysis of interest rate swaps

					12/31/2014
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Fixed rate-to-CDI interest rate swap	345,000	CDI	21,301	(15,239)	(30,633)

Dollar-to-CDI interest rate swap	10,000	CDI	25,068	(160)	(318)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2014 recognized in the company's assets and liabilities.

The Company considered scenarios 1 and 2 as 25% and 50% appreciation for volatility of the interest as of December 31, 2014.

•       Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its borrowings, financing and debentures as of December 31, 2014 in the consolidated financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	12/31/2014
TJLP	5.00	2,548
Libor	0.36	792
CDI	11.57	86,198

11.f) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 10.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At December 31, 2014	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	2,813,930	7,075,910	15,650,855	4,437,500	29,978,195
Derivative financial instruments	65	21,301			21,366
Trade payables	1,638,505				1,638,505
Dividends and interest on capital	277,097				277,097

At December 31, 2013
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037
Dividends and interest on capital	2,036				2,036

•        Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,659,815	1,974,031	2,345,789	1,938,780
Fixed rate notes	6,232,986	6,267,272	5,661,978	6,032,207

•       Credit risks

The exposure to credit risks of financial institutions is in line with the parameters established in the financial policy. The Company adopts the practice of analyzing in detail the financial position of its customers and suppliers, establishing a credit limit and conducting ongoing monitoring of the outstanding balance.

As regards short-term investments, the Company only makes investments in institutions with low credit risk as rated by credit rating agencies. As part of the funds is invested in repos (repurchase agreements) backed by Brazilian government bonds, there is also exposure to Brazil’s sovereign risk.

•       Capital management

The Company manages its capital structure to ensure that it will be capable of providing return to its shareholders and benefits to other stakeholders, and maintain an optimal capital structure to reduce this cost.

12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Payables to related parties (Note 17 b)	249,758	422,150	9,236,716	8,522,685	339,613	735,880	9,810,648	8,873,825
Derivative financial instruments (Note 11 I)	65	6,822	21,301	17,375		336
Dividends and interest on capital payable to Company owners	152,966				152,966
Dividends and interest on capital payable non-controlling interets	124,131	2,036			124,131	2,036
Advances from customers	22,905	28,213			14,932	17,501
Taxes in installments (Note 14)	33,358	247,387	20,728	1,454,838	23,348	218,667	1,823	1,294,666
Profit sharing - employees	120,278	121,631			108,902	113,039
Other payables	141,648	144,612	36,618	66,673	39,705	51,497	6,041	5,241
	845,109	972,851	9,315,363	10,061,571	803,597	1,138,956	9,818,512	10,173,732

13.   INCOME TAX AND SOCIAL CONTRIBUTION

13.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income tax and social contribution (expense) income
Current	(528,170)	(1,290,755)	(30,470)	(859,213)
Deferred	679,323	1,216,594	622,512	651,444
	151,153	(74,161)	592,042	(207,769)

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
(Loss) profit before income tax and social contribution	(263,420)	608,155	(697,260)	716,794
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	89,563	(206,773)	237,068	(243,710)
Adjustment to reflect the effective rate:
Benefit of interest on capital		255,000		255,000
Share of profit of investees	112,594	53,767	373,403	510,833
Profit with differentiated rates or untaxed	1,772	173,330
Transfer pricing adjustment	(2,350)	(31,404)	(2,350)	(31,404)
Effect of REFIS and Early Settlement Program	(14,649)	(689,299)	5,566	(689,299)
Tax losses without deferred tax recognized	(29,259)	(166,734)
Subsidiaries’ tax credit		550,270
Indebtdness limit	(13,170)		(13,170)
Other permanent deductions (add-backs)	6,652	(12,318)	(8,475)	(9,189)
Income tax and social contribution for the year	151,153	(74,161)	592,042	(207,769)
Effective tax rate	57%	12%	85%	29%

13.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2013	Comprehensive income	Profit or loss	Tax credits (**)	12/31/2014
Deferred tax assets
Income tax losses	1,132,296	(4,225)	41,533	(786,419)	383,185
Social contribution tax losses	389,306		36,051	(349,695)	75,662
Temporary differences	1,248,925	335,650	572,636		2,157,211
- Provision for tax, social security, labor, civil and environmental risks	207,507		19,234		226,741
- Provision for environmental liabilities	117,795		(45,870)		71,925
- Asset impairment losses	53,450		15,531		68,981
- Inventory impairment losses	28,556		3,810		32,366
- (Gains)/losses on financial instruments	(4,722)		(1,697)		(6,419)
- (Gains)/losses on available-for-sale financial assets	287,876	260,715	69,700		618,291
- Actuarial liability (pension and healthcare plan)	131,938	32,360	2,499		166,797
- Accrued supplies and services	91,807		(23,324)		68,483
- Estimated losses on doubtful debts	27,749		2,103		29,852
- Goowill on merger	(123,172)	(19)	20,532		(102,659)
- Unrealized exchange differences (*)	546,041		464,966		1,011,007
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting A23		41,015			41,015
- Other	108,196	1,579	45,152		154,927
Non-current assets	2,770,527	331,425	650,220	(1,136,114)	2,616,058

Deferred tax liabilities
- Fair value adjustment - Acquisition of SWT	252,109	(848)	(28,807)		222,454
- Other	16,724	10	(296)		16,438
Non-current liabilities	268,833	(838)	(29,103)		238,892

					Parent company
	Opening balance	Movement			Closing balance
	12/31/2013	Comprehensive income	Profit or loss	Tax credits (**)	12/31/2014
Deferred tax assets
Income tax losses	919,910		86,910	(787,609)	219,211
Social contribution tax losses	389,306		28,034	(341,678)	75,662
Temporary differences	1,303,782	332,706	507,568		2,144,056
- Provision for tax, social security, labor, civil and environmental risks	199,445		19,200		218,645
- Provision for environmental liabilities	117,795		(45,870)		71,925
- Asset impairment losses	47,087		15,217		62,304
- Inventory impairment losses	28,365		1,574		29,939
- (Gains)/losses on financial instruments	(3,875)		(1,162)		(5,037)
- (Gains)/losses on available-for-sale financial assets	264,172	262,439	67,786		594,397
- Actuarial liability (pension and healthcare plan)	132,063	29,252	2,448		163,763
- Accrued supplies and services	89,767		(23,148)		66,619
- Estimated losses on doubtful debts	26,179		(192)		25,987
- Unrealized exchange differences (*)	546,041		464,966		1,011,007
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting B2		41,015			41,015
- Other	80,839		6,749		87,588
Non-current assets	2,612,998	332,706	622,512	(1,129,287)	2,438,929

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Utilization of tax credits on the Company’s tax losses to settle tax debts as prescribed by laws 12.865/13, 12.996/14 and 13.043/14, see note 14 a.

Some Group companies recognized tax credits on income tax and social contribution tax losses not subject to statutes of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management, which take into consideration, among other economic and financial assumptions, the combination of CSN’s mining business with Namisa, the repatriation of cash held abroad, and liquidity events related to nonstrategic assets.

Since they are subject to significant factors that may change the realization projections, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by CVM Instruction 371/02 and the limit of 30% of the taxable profit.

The deferred income tax and social contribution assets are estimated to be recovered as follows:

	Consolidated	Parent company
2015	83,429	37,897
2016	94,099	35,746
2017	100,868	40,778
2018	57,565	57,565
2019	42,003	42,003
2020 onwards	80,883	80,884
	458,847	294,873

Certain group companies in Brazil have income tax and social contribution tax losses of R$268,164 and R$284,243, respectively, for which no deferred tax was recognized. Additionally, some Group companies domiciled abroad also hold tax losses of R$2,617,805, for which no deferred tax asset was recognized either.  Pursuant to the laws prevailing in these subsidiaries’ host countries, of total tax losses abroad R$147,647 expire in 2015, R$43,935 in 2017, R$7,972 in 2018, R$148,508 in 2025, R$19,101 in 2026, R$46,130 in 2027, R$ 69,959 in 2029 , and R$13,553 in 2032.

From 2011 to 2014 these subsidiaries generated profits amounting to R$3,788,574. Should tax authorities understand that these profits have already been distributed, additional taxation in Brazil, if due, would amount approximately to R$1,288,115 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the financial statements.

•       Law 12.973/14

Law 12.973, enacted in May 2014, revokes the Transition Tax Regime (RTT) and introduces other measures, among them: (i) amendments to Decree-Law 1.598/77 that addresses the corporate income tax; (ii) amendments to the law that addresses the social contribution; (ii) definition that any change in or adoption of accounting methods and criteria through administrative acts issued based on a competence attributed by the commercial law shall not have any impact on the calculation of federal taxes until it is properly regulated; (iii) inclusion of a specific treatment  for taxation of profits or dividends for the calendar year 2014; (iv) inclusion of provisions on the calculation of interest on capital; and (v) new considerations about investments accounted for under the equity method of accounting. The provisions established in the law are effective starting 2015, however, companies may opt for their early adoption, on an irreversible basis, in 2014.

The Company prepared studies on the possible effects that could arise from the early application of the provisions of Law 12.973 and concluded that they do not result in material adjustments (or positive) to its financial statements as of December 31, 2014 and, therefore, elected not to adopt it.

13.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income tax and social contribution
Actuarial gains on defined benefit pension plan	65,372	33,012	65,247	32,876
Changes in the fair value on available-for-sale financial assets	(140,859)	(401,574)	(130,135)	(392,574)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	41,015		41,015
	(459,982)	(794,072)	(449,383)	(785,208)

13.d) Tax incentives

The Company benefits from Income Tax incentives based on the legislation in effect, such as: Workers’ Food Program, the Rouanet Act (tax incentives to cultural sponsorship), Audiovisual Activity Tax Incentives, Funds for the Rights of Children and Adolescents, National Oncologic Care Support Program, National Disabled Care Support Program, and Senior Citizens Law. As of December 31, 2014, these tax incentives totaled R$3,487 (R$329 as of December 31, 2013).

14.   TAXES IN INSTALLMENTS

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 12, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Federal REFIS Law 11.941/09 (a)	9,942	140,446		1,001,630	9,173	121,399		845,838
Federal REFIS Law 12.865/13 (a)		27,124		384,872		27,167		384,872
Other taxes in installments (b)	23,416	79,817	20,728	68,336	14,175	70,101	1,823	63,956
	33,358	247,387	20,728	1,454,838	23,348	218,667	1,823	1,294,666

14.a) Tax Recovery Program (Federal Refis) – Law 11.941/09 and Law 13.043/14

•       Federal Law 11.941/09 Tax Installment Payment Program

In November 2009 the Company joined the Tax Installment Payment Program introduced by Law 11.941/09 and decided to pay all tax debts with judicial deposits in cash. The Group awaits the approval by the Federal Revenue Service (RFB) and the National Treasury Attorney General’s Office (PGFN) of these amounts, which total R$9,942.

•       Federal Law 12.865/13 Tax Installment Payment Program

a. Reinstatement of the overseas profits installment payment program (Law 12.865/13)

The Company reported in Note 15, section “Other administrative and judicial proceedings”, item (b), of the Notes to the Interim Financial Statements for the Third Quarter of 2014 (Provision for Tax, Social Security, Labor, Civil, Environmental Risks and Judicial Deposits) that it had been notified that its request to pay income tax and social contribution debts under an installment payment plan governed by Law 12.862/2013, also known as installment payment of taxes on overseas profits, amounting to R$1,585,174, had been rejected. In summary, this decision had been based on the inconsistency of the reported interest amounts. The Company filed an appeal against this decision where it asserted that said interest had been settled under the Law 11.941/2009 tax installment payment program, reinstated by Law 12.996/14.

Subsequently, due to the issue of Joint Administrative Rule 13/2014, which allowed the settlement of debts even if there was any discrepancy between the amount in installments determined by the Federal Revenue Service and the taxpayer’s calculation, the Company paid R$18,083 and, therefore, it settled the down payment and the past-due installments.

Subsequently, the Federal Revenue Service accepted the payment and reinstated the installment payment plan and, therefore, the contingency reported in the Third Quarter of 2014 was written off from our controls.

b. Revision of the tax credits of the taxes on overseas profits installment payment plan (Law 12.865/13)

In November 2013 the Company joined the tax installment payment program. This resulted in a revision of the tax credit amounts—in qualitative terms—in December 2014. As a result, the adjusted amounts of credit from tax losses were R$25,507 in consolidated and R$58,649 in the parent company.

•       Deadline Extension (Federal Law 11.941/09) by Federal Law 12.996/14

In August 2014 the Company joined the program that permitted the payment in installments of tax debts with a decrease in penalties and interest, and debt settlement with tax credits. The Company opted for the payment in 180 installments, utilizing credit from tax losses of R$26,905 in consolidated and parent company. This plan must be approved by tax authorities.

•       Early Settlement of Tax Debts – Federal Law 13.043/14

In November 2014, the Company joined the Early Settlement of Tax Debts Program created by the Federal Government. The program’s purpose is to allow taxpayers to settle all federal taxes in installments by paying no less than 30% of the total debt in cash and the remaining balance with credit from tax losses. The Company settled a total of R$1,603,970 in tax debts in installments. This has a cash impact equivalent to 30% of R$481,191 and due to the early settlement of the Law 11.941/09 installment payment plans totaling R$20,336. The remaining balance was settled with a tax credit amounting to R$1,083,702, where the parent company utilized R$962,371 and assigned tax credits totaling R$81,360 to the other group companies.  The Group awaits the plan’s approval by the RFB and the PGFN.

The table below shows the movements mentioned above:

	Consolidated	Parent Company
Amount of taxes in installments	1,603,970	1,426,447
Cash inflow (30%)	(481,191)	(427,934)
Tax credit (Tax loss)	(1,083,702)	(962,371)
Discounts on taxes in installments - Law 11.941/09	(39,077)	(36,142)
Prepayment of taxes in installments -Law11.941/09*	(20,336)	(9,958)

(*) Amounts paid in cash related to the early settlement required by Law 11.941/09 to allow the transfer of the tax debts to the Law 13.043/14 Early Settlement program.

14.b) Other tax installments (regular and other)

Some Group companies have installment payment plans with the Federal Revenue Service and state tax authorities.

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
		12/31/2014		12/31/2013		12/31/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	129,524	77,836	428,141	469,692	109,173	67,483	387,315	457,973
Social security and labor	506,520	182,589	298,637	185,104	438,722	152,026	254,116	161,772
Civil	106,143	17,897	82,143	29,022	86,360	13,588	65,667	24,614
Environmental	3,981	1,697	4,262	961	3,978	1,628	4,262	892
Judicial deposits		8,785		8,935		5,177		5,212
	746,168	288,804	813,183	693,714	638,233	239,902	711,360	650,463

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2014 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	12/31/2014
Tax	428,141	51,983	13,324	(363,924)	129,524
Social security	47,261	9,952	5,064		62,277
Labor	251,376	313,634	47,711	(168,478)	444,243
Civil	82,143	5,845	30,062	(11,907)	106,143
Environmental	4,262	450	346	(1,077)	3,981
	813,183	381,864	96,507	(545,386)	746,168

					Parent Company
					Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	12/31/2014
Tax	387,315	50,323	11,799	(340,264)	109,173
Social security	46,537	9,172	5,789		61,498
Labor	207,579	287,867	24,690	(142,912)	377,224
Civil	65,667	1,647	28,896	(9,850)	86,360
Environmental	4,262	450	344	(1,078)	3,978
	711,360	349,459	71,518	(494,104)	638,233

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses to which CSN or its subsidiaries are parties are as follows: (i) State VAT (ICMS) and State Poverty Suppression Fund Contribution (FECP) Assessment Notice due to the duplicate recordkeeping/import invoice issue; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) ICMS Assessment Notice for the alleged nonpayment of the tax rate differences on interstate sales of consumables and capital assets; and (v) collection of income tax and social contribution for the offset of nonexistent tax credits.

The main decreases as compared to the 2013 financial statements result for joining the REFIS installment payment program due to the reopening, under Law 11.941/2009, of cases already assessed as probable losses, especially federal tax collection lawsuits due to unauthorized offsets, and the write-off of the provision for tax assessment notices related to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation, issued by the Rio de Janeiro tax authority: (i) the ICMS difference levied of each transaction, (ii) disallowance of alleged ICMS credits claimed twice in the tax records, and (iii) fine for not recording invoices.

In the second case, in the third quarter of 2014, in line with the Company’s accounting policy of continuously reviewing the likelihoods of unfavorable outcomes in ongoing lawsuits, Management, based on the in-house and outside legal counsel’s opinion, revised the assumptions used to assess tax assessment notices and, based on favorable Superior Court of Justice rulings, case developments, and also on new, consistent arguments against such tax assessments, concluded that there are good chances of a favorable outcome in these lawsuits, and believes that the disbursement of resources incorporating future economic benefits to discharge a possible obligation due to an unfavorable outcome is less than probable.

Labor lawsuits

As of December 31, 2014, the Group is a defendant in 7,503 labor lawsuits, for which a provision has been recorded in the amount of R$444,243 (R$251,376 as of December 31, 2013). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2014 there were significant addition or write-off movements in labor lawsuits, basically due to the substantial number of write-offs resulting from court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$106,143 as of December 31, 2014 (R$82,143 as of December 31, 2013)

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$3,981 as of December 31, 2014 (R$4,262 as of December 31, 2013)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not an estimated amount due to the illiquidity of the claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above. This new lawsuit is classified as possible risk of loss since the trend is that the State courts’ decision prevails also in the Federal courts. The risk amount in this new lawsuit is the same of the lawsuit filed by the State Public Prosecution Office.

▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental) classified as possible risk of loss, in the approximate amount of R$15,429,927, of which

(a)  R$7,068,252 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF). The appeal filed was partially upheld and the Company awaits the issue of the court decision to analyze a possible filing of a new appeal with the Superior Board of Tax Appeals.

(b)  R$742,727 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

(c)  R$521,340 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09 due to the insufficiency of tax losses. When consolidating the tax installment payment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflation-Based Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax losses as a result of the Overseas Profits tax assessment notice issued against the Company.

(d)   R$523,171 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file offset requests, processed at the time.

(e)  R$476,316 refers to the assessment notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries in 2010.

(f)   R$446,907 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plant. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed.

(g)  R$257,536 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(h)  R$230,261 refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation, and the tax authority is claiming: (i) the ICMS difference levied on each transaction, (ii) disallowance of alleged ICMS credits claimed twice in the tax records, and (iii) fine for not recording invoices.

(i)   R$362,489 refers to the disallowance of the tax losses arising on adjustments to the SAPLI (Inflation-based losses and profits monitoring system) made by the Federal Revenue Service due to the tax assessment notice issued in 2008-2010.

(j)   R$2,870,796 refers to other tax (federal, state, and municipal) lawsuits.

(k)  On June 14, 2010, the Regional Federal Court of Brasília rejected the annulment action filed by CSN against CADE, which aimed at annulling its fine for the alleged infringements laid down in Articles 20 and 21, I, of Law 8.884/1984. The Company filed appropriate appeals against this decision, which were dismissed, resulting in the filing of a Motion for clarification, which is pending judgment.  The collection of the R$63,463 fine is suspended by a Court decision, which stays the collection as from the date CSN issued a guarantee letter.

(l)   R$1,369,004 refers to labor and social security lawsuits; R$382,641 refers to civil lawsuits, and R$115,024 refers to environmental lawsuits.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing possible risk of loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligations is as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Environmental liabilities	211,544	346,455	211,544	346,455
Asset retirement obligations	26,995	23,999	21,718	19,261
	238,539	370,454	233,262	365,716

16.a) Environmental liabilities

As of December 31, 2014, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses. In the second quarter of 2014, the Company concluded a new study of remediation alternatives for some areas in Volta Redonda (RJ) which in the past were used as landfill by the Company. The study comprised the change of the remediation technology, replacing the material removal by the on-site geotechnical confinement, as permitted by the Brazilian environmental legislation, resulting in a reversal of R$120,582.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount the provision to present value through December 31, 2014 was 11.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

16.b) Asset retirement

Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

17.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is a holding company set up for the purpose of holding equity interests in other companies and is the Company’s main shareholder, with 51,34% of the voting shares.

Rio Iaco Participações S.A. holds 4.28% of CSN’s voting capital.

•       Liabilities

Companies	Proposed	Paid
	Dividends	Dividends	Interest on capital
Vicunha Siderurgia	141,190	203,386
Rio Iaco	11,776	16,963
Total at 12/31/2014	152,966	220,349
Total at 12/31/2013		471,801	388,855

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Vicunha Aços S.A. – holds 99.99% of Vicunha Siderurgia S.A.

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 39.99% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 59.99% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

17.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

							Consolidated
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables	153,737		153,737	Other payables
Loans	517,493	117,357	634,850	Accounts payable	2,681	546	3,227
Dividends receivable	59,470		59,470	Advances from customers	247,077	9,236,170	9,483,247
Actuarial asset		97,173	97,173	Trade payables	63,165		63,165
Other receivables (note 6)	15,780	7,037	22,817	Actuarial liability		11,275	11,275
Total at 12/31/2014	746,480	221,567	968,047	Total at 12/31/2014	312,923	9,247,991	9,560,914
Total at 12/31/2013	987,969	719,042	1,707,011	Total at 12/31/2013	475,099	8,533,824	9,008,923

	Statement of Income
Revenues
Sales	1,177,860
Interest	50,631
Expenses
Purchases	(1,047,423)
Interest	(423,621)
Total at 12/31/2014	(242,553)
Total at 12/31/2013	(451,548)

•       By company

										Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	52,658	64,739	117,397						11,684	11,684
	52,658	64,739	117,397						11,684	11,684
Joint ventures
CGPAR Construção Pesada S.A.	7,042		7,042	75		75		(152,835)		(152,835)
Nacional Minérios S.A. (2)	482,981		482,981	247,696	9,236,716	9,484,412	344,182	(15,733)	(399,739)	(71,290)
MRS Logística S.A.	24,632		24,632	39,515		39,515		(668,295)		(668,295)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,776	3,808	8,584	11,196		11,196		(170,979)		(170,979)
Transnordestina Logística S.A (3)	100,397	40,961	141,358	14,110		14,110			12,185	12,185
	619,828	44,769	664,597	312,592	9,236,716	9,549,308	344,182	(1,007,842)	(387,554)	(1,051,214)
Other related parties
CBS Previdência		97,173	97,173		11,275	11,275		(7,199)		(7,199)
Fundação CSN	320	148	468	234		234		(2,550)	64	(2,486)
Banco Fibra									1,048	1,048
Usiminas	1,187		1,187	97		97	58,845	(22,689)		36,156
Panatlântica	72,487		72,487				774,833			774,833
Ibis Participações e Serviços								(7,013)		(7,013)
Taquari Participações S.A								(130)		(130)
	73,994	97,321	171,315	331	11,275	11,606	833,678	(39,581)	1,112	795,209
Associates
Arvedi Metalfer do Brasil S.A.		14,738	14,738						1,768	1,768
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,247,991	9,560,914	1,177,860	(1,047,423)	(372,990)	(242,553)
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923	862,004	(917,469)	(396,083)	(451,548)

1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A with the joint venture Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset: Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Export and CSN Metals. Contracts in US$: interest of 5.37% to 6.80% p.a. with final maturity in June 2015. As of December 31, 2014, loans total R$364,118 (R$360,990 as of December 31, 2013) classified in current.

Liability: The advance from customer received from the joint venture Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

As disclosed in note 7.d), the Company signed an investment agreement for the new strategic alliance formed with the Asian Consortium. During the procedures required to close the transaction, the interest established in the agreements was canceled; however, a resolutive condition was introduced to reinstate the collection of interest retrospectively if the transaction is not closed.

The transaction closing is subject to the parties reaching a consensus on a business plan, regulatory approvals by antitrust authorities and the governmental authorities responsible for regulating mining rights, and other conditions precedent usual in this type of transaction. The closing date is scheduled for late 2015.

3.   Transnordestina Logística S.A: Contracts in R$: interest of 108.00% of the CDI with final maturity in December 2016. As of December 31, 2014, borrowings total R$141,358 (R$270,693 as of December 31, 2013), of which R$100,397 is classified in current and R$40,961 is classified in long term.

•       By transaction

							Parent Company
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables (1)	969,343		969,343	Borrowings and financing
Loans	106,218	52,619	158,837	Prepayment	146,504	5,156,481	5,302,985
Dividends receivable	67,553		67,553	Fixed rate notes and intercompany bonds	1,187,610	1,593,720	2,781,330
Actuarial asset		96,914	96,914	Intercompany borrowings	222,525	2,670,457	2,892,982
Short-term investments / Investments (2)	252,895	87,475	340,370	Other payables
Other receivables (4)	168,035	329,330	497,365	Accounts payable	62,536	574,478	637,014
				Advances from customers (3)	277,077	9,236,170	9,513,247
				Trade payables	250,104		250,104
				Actuarial liability		11,260	11,260
Total at 12/31/2014	1,564,044	566,338	2,130,382	Total at 12/31/2014	2,146,356	19,242,566	21,388,922
Total at 12/31/2013	1,570,254	624,850	2,195,104	Total at 12/31/2013	2,302,367	15,574,882	17,877,249

	Statement of Income
Revenues
Sales	5,903,875
Interest	14,421
Exclusive funds	251,834

Expenses
Purchases	(1,646,256)
Interest	(1,712,508)
Exchange differences, net	(1,025,243)
Total at 12/31/2014	1,786,123
Total at 12/31/2013	1,717,233

1.   Trade receivables refer to sales of products and services between the parent, subsidiaries and joint ventures.

2.   Short-term investments total R$396,914 as of December 31, 2014 (R$100,560 as of December 31, 2013) and investments in Usiminas shares classified as available-for-sale total R$87,475 (R$134,543 as of December 31, 2013).

3.   Nacional Minérios S.A.: Advance from customer of the joint venture Nacional Minérios S.A., as mentioned above.

4.   Current: refers mainly to the assignment of credits from tax losses with the companies Sepetiba Tecon, CSN Energia, Companhia Metalúrgica Prada, FTL – Ferrovia Transnordestina Logística, Companhia Brasileira de Latas, Rimet, and Companhia de Embalagens Metálicas MMSA.

Non-current: refer refers mainly to the advance for future capital increase with the companies Transnordestina Logística, FTL – Ferrovia Transnordestina, CSN Energia, and Companhia Florestal do Brasil.

•       By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
Companhia Metalic Nordeste	645		645	691		691	42,446	(625)			41,821
Companhia Metalúrgica Prada (1)	49,052	121,336	170,388	14,514	196	14,710	975,949	(151,631)			824,318
CSN Cimentos S.A. (2)	16,752		16,752	30,197	388,741	418,938	199,995	(6,696)	(37,797)		155,502
Estanho de Rondônia S.A.	6,264		6,264					(10,972)			(10,972)
Florestal Brasil S.A.		8,427	8,427
Sepetiba Tecon S.A.	18,968	77,063	96,031	13,578		13,578	2,655	(10,847)	405		(7,787)
Mineração Nacional	19		19
Congonhas Minérios S.A. (3)				148,686	1,778,290	1,926,976			(226,008)		(226,008)
CSN Energia S.A.	885		885					(245,187)			(245,187)
Ferrovia Transnordestina Logística S.A.	3,109	37,274	40,383		166,180	166,180	8				8
ITA Energética S.A	501		501
Companhia Brasileira de Latas	151,993	78,194	230,187	21,422		21,422	85,440	(2,601)			82,839
Companhia Siderúrgica Nacional, LLC	415,788		415,788	97,285		97,285	121,175			16,272	137,447
CSN Portugal, Unipessoal Lda.									(4,979)	(2,159)	(7,138)
CSN Europe Lda.				6,459	81,597	88,056			(1,345)	(9,634)	(10,979)
CSN Resources S.A. (4)				1,320,131	6,170,742	7,490,873			(330,119)	(854,745)	(1,184,864)
CSN Export Europe, S.L.				57,935		57,935			(1,046)	(5,156)	(6,202)
Lusosider Aços Planos, S.A.	181,866		181,866	51,998		51,998	105,111			8,748	113,859
CSN Handel GmbH (5)	122,061		122,061	61,989		61,989	3,193,236			12,703	3,205,939
CSN Islands XII Corp. (6)				23,428	1,340,053	1,363,481			(62,000)	(197,519)	(259,519)
CSN Ibéria Lda.					68,791	68,791			(1,498)	(8,111)	(9,609)
Stahlwerk Thüringen GmbH								(22,674)			(22,674)
	967,903	322,294	1,290,197	1,848,313	9,994,590	11,842,903	4,726,015	(451,233)	(664,387)	(1,039,601)	2,570,794
Jointly ventures
CGPAR Construção Pesada S.A.	20,584		20,584	150		150		(305,670)			(305,670)
Nacional Minérios S.A.	118,863		118,863	247,629	9,236,716	9,484,345	344,182	(15,733)	(1,047,716)	14,358	(704,909)
MRS Logística S.A.	24,632		24,632	39,247		39,247		(668,295)			(668,295)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,776	3,808	8,584	10,686		10,686		(165,744)			(165,744)
Transnordestina Logística S.A.	100,397	40,961	141,358						12,185		12,185
	269,252	44,769	314,021	297,712	9,236,716	9,534,428	344,182	(1,155,442)	(1,035,531)	14,358	(1,832,433)
Other related parties
CBS Previdência		96,914	96,914		11,260	11,260		(7,199)			(7,199)
Fundação CSN	320	148	468	234		234		(2,550)	64		(2,486)
Usiminas	1,187		1,187	97		97	58,845	(22,689)			36,156
Panatlântica	72,487		72,487				774,833				774,833
Ibis Participações e Serviços								(7,013)			(7,013)
Taquari Participações S.A								(130)			(130)
	73,994	97,062	171,056	331	11,260	11,591	833,678	(39,581)	64		794,161
Associates
Arvedi Metalfer do Brasil S.A.		14,738	14,738						1,768		1,768

Exclusive funds
Diplic, Mugen and Vértice	252,895	87,475	340,370						251,833		251,833
Total at 12/31/2014	1,564,044	566,338	2,130,382	2,146,356	19,242,566	21,388,922	5,903,875	(1,646,256)	(1,446,253)	(1,025,243)	1,786,123
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249	5,489,647	(1,353,665)	(1,522,172)	(896,577)	1,717,233

1.   Companhia Metalúrgica Prada: Receivables amounting to R$170,388 as of December 31, 2014 (R$201,726 as of December 31, 2013) related to steel purchases.

2.     CSN Cimentos S.A.: Payables amounting to R$418,938 as of December 31, 2014 (R$365,983 as of December 31, 2013), of which R$30,198 is classified in current and R$388,741 is classified in non-current, related to clinker transactions.

3.   Congonhas Minérios S.A.: Refers mainly to borrowings with final maturity in March 2018 and interest of 101.50% of the CDI, totaling R$1,908,160 (R$1,930,194 as of December 31, 2013) of which R$148,686 is classified in current and R$1,759,474 is classified in long term.

4.     CSN Resources S.A.: Prepayment contracts in US dollars, Fixed Rate Notes, and Intercompany Bonds, interest of 9.13% with final maturity in June 2047. As of December 31, 2014, borrowings total RR$7,490,873 (R$5,605,934 as of December 31, 2013), of which R$1,320,131 is classified in current and R$6,170,742 is classified in long term.

5.   CSN Handel GMBH: Receivables amounting to R$122,061 as of December 31, 2014 (R$303,073 as of December 31, 2013) related to iron ore sale transactions.

6.   CSN Islands XII Corp: Contracts in US$: Interest of 7.64% with final maturity in February 2025. As of December 31, 2014, borrowings total R$1,363,481 (R$353,569 as of December 31, 2013) of which R$23,428 is classified in current and R$1,340,053 is classified in long term.

17.c) Other unconsolidated related parties

•       CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 26.

•       Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Ibis Participações e Serviços Ltda.

Ibis Participações e Serviços is under the control of a member of the Company’s Board.

•       Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

17.d) Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2014.

	12/31/2014	12/31/2013
	Statement of Income
Short-term benefits for employees and officers	34,861	29,540
Post-employment benefits	116	118
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	34,977	29,658

n/a – not applicable

18.   SHAREHOLDERS' EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 204 and 2013 is R$4,540,000 comprising 1,387,524,047 (1,457,970,108 as of December 31, 2013) book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2014 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6.404/76, up to the ceiling of 20% of share capital.

18.d) Ownership structure

As of December 31, 2014, the Company’s ownership structure was as follows:

			12/31/2014		12/31/2013
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	50.29%	51.34%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.28%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.92%	0.94%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.60%
NYSE (ADRs)	342,466,899	24.68%	25.20%	356,019,691	24.42%
BM&FBovespa	239,010,634	17.23%	17.59%	324,453,803	22.25%
	1,358,974,147	97.94%	100.00%	1,457,970,108	100.00%
Treasury shares	28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company of the controlling group.

18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing  the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	number bought back	Share cancelation	Balance in treasury
1st	3/13/2014	70,205,661	3/14/2014-4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000		2,350,000
2nd	4/15/2014	67,855,661	4/16/2014-5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500		11,879,500
3rd	5/23/2014	58,326,161	5/26/2014-6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500		43,424,000
4th	6/26/2014	26,781,661	6/26/2014-7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661		70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000 (1)	10,205,661
5th	7/18/2014	64,205,661	7/18/2014-8/18/2014	R$ 11.40	R$ 11.40	240,400		10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061 (1)
6th	8/19/2014	63,161,055	8/19/2014-9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300		6,791,300
7th	9/29/2014	56,369,755	9/29/2014-12/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600		28,549,900
8th (*)	12/30/2014	34,611,155	12/31/2014-3/31/2015

(*) After the end of the reporting period, the Company bought back 1,841,100 shares under this program.

1.   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 treasury shares, respectively, without change in the Company’s share capital.

As of December 31, 2014, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 12/31/2014 (*)
28,549,900	R$ 229,586	R$ 4.48	R$11.54	R$ 8.04	R$ 159,308

(*) Using the last share quotation on BM&FBovespa as of December 31, 2014 of R$5.58 per share.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings (loss) per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
	Common shares		Common shares
(Loss) profit for the year
Attributable to owners of the Company	(105,218)	509,025	(105,218)	509,025
Weighted average number of shares	1,413,697	1,457,970	1,413,697	1,457,970
Basic and diluted EPS	(0.07443)	0.34913	(0.07443)	0.34913

19.   PAYMENT TO SHAREHOLDERS

On February 28, 2014 and December 30, 2014, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory working capital reserve), the amounts of R$425,000 and R$275,000 in dividends, corresponding to R$0.291501175 and R$0.202358522, respectively. The dividends approved in February were paid as from March 11, 2014 and the dividends approved in December will be paid as from January 15, 2015, without inflation adjustment, to shareholders domiciled in Brazil.

Dividends are calculated pursuant to the Company’s bylaws and in compliance with the Brazilian Corporate Law. The table below shows the calculation of dividends and interest on capital approved for 2014:

12/31/2014
Loss for the year	(105,218)
Reversal of statutory working capital reserve	805,218
Profit for allocation	700,000

Allocation:
Dividends approved on 2/28/2014 and 12/30/2014	700,000
Dividends paid in the year	(424,939)
Dividends and interest on capital from prior years	2,036
Total dividends payable	277,097

Weighted average number of shares	1,413,697
Dividends per share approved	0.19601

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
						2015	274,917		274,917
Total Approved		1,310,000	190,000	1,500,000	Total Total Approved		1,310,359	190,000	1,500,359

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Gross revenue
Domestic market	13,061,229	14,635,703	11,863,547	13,509,822
Foreign market	6,247,489	6,143,242	4,110,635	3,531,793
	19,308,718	20,778,945	15,974,182	17,041,615
Deductions
Cancelled sales and discounts	(167,483)	(206,109)	(149,359)	(203,712)
Taxes levied on sales	(3,015,003)	(3,260,404)	(2,659,309)	(2,908,470)
	(3,182,486)	(3,466,513)	(2,808,668)	(3,112,182)
Net revenue	16,126,232	17,312,432	13,165,514	13,929,433

21.   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Raw materials and inputs	(5,125,417)	(5,998,881)	(3,557,893)	(4,120,230)
Labor cost	(1,716,995)	(1,590,892)	(1,419,068)	(1,264,122)
Supplies	(1,097,940)	(1,145,772)	(1,050,580)	(1,096,502)
Maintenance cost (services and materials)	(1,072,664)	(1,297,377)	(1,040,357)	(1,255,463)
Outsourcing services	(2,544,553)	(2,117,701)	(1,662,594)	(1,506,764)
Depreciation, amortization and depletion (Note 8 b)	(1,245,131)	(1,093,830)	(1,022,898)	(895,560)
Other	(270,040)	(538,218)	(221,548)	(608,601)
	(13,072,740)	(13,782,671)	(9,974,938)	(10,747,242)

Classified as:
Cost of sales (Note 24)	(11,592,382)	(12,422,706)	(9,159,454)	(9,906,380)
Selling expenses (Note 24)	(1,041,975)	(874,875)	(455,525)	(503,514)
General and administrative expenses (Note 24)	(438,383)	(485,090)	(359,959)	(337,348)
	(13,072,740)	(13,782,671)	(9,974,938)	(10,747,242)

22.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Other operating income
Reversal of actuarial liability/provision for actuarial asset	166	985	317	1,081
Indemnities/gains on lawsuits	39,693	51,737	37,840	48,564
Rentals and leases	1,080	817	1,080	817
Reversal of provisions	20,790	7,972	3,136	196,779
Gain on loss of control over Transnordestina		473,899		473,899
Other revenues	28,759	30,653	9,992	9,703
	90,488	566,063	52,365	730,843

Other operating expenses
Taxes and fees	(58,344)	(103,446)	(53,877)	(81,422)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(110,059)	(254,062)	(85,398)	(248,746)
Nondeductible contractual fines	(7,464)	(6,479)	(6,756)	(563)
Depreciation of unused equipment and amortization of intangible assets (Note 8 b)	(36,354)	(61,763)	(714)	(28,287)
Residual value of permanent assets written off (Note 8)	(15,232)	(31,660)	(13,474)	(12,548)
Inventory impairment losses/reversals (Note 5)	(10,396)	5,975	(4,630)	6,918
Losses on spare parts	(26,432)		(26,432)
Studies and project engineering expenses	(48,807)	(89,878)	(48,246)	(88,839)
Research and development expenses	(3,406)	(5,810)	(3,406)	(5,810)
Impairment loss adjustment		(48,469)
Healthcare plan expenses	(54,319)	(55,720)	(54,319)	(55,740)
Impairment of available-for-sale financial assets	(205,000)	(5,002)	(199,372)	(3,369)
REFIS effect - Law 11.941/09 and Law 12.865/13, net	(37,308)	(129,743)	(19,853)	(128,593)
Impairment of the Transnordestina old railway network		(216,446)
Other expenses	(44,006)	(131,705)	(23,895)	(113,312)
	(657,127)	(1,134,208)	(540,372)	(760,311)
Other operating income (expenses), net	(566,639)	(568,145)	(488,007)	(29,468)

23.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Finance income
Related parties (Note 17 b)	50,631	25,576	266,255	48,972
Income from short-term investments	82,103	125,685	4,008	16,032
Other income	38,818	20,723	30,289	9,286
	171,552	171,984	300,552	74,290
Finance costs
Borrowings and financing - foreign currency	(718,281)	(743,276)	(117,011)	(74,648)
Borrowings and financing - local currency	(1,806,568)	(1,559,312)	(1,565,306)	(1,212,009)
Related parties (Note 17 b)	(423,621)	(421,659)	(1,712,508)	(1,571,144)
Capitalized interest (Notes 8 and 29)	165,789	490,747	165,789	309,073
Losses on derivatives (*)	(4,869)	(21,643)	(943)	(4,268)
Interest, fines and late payment charges	(76,704)	(72,065)	(40,791)	(59,057)
REFIS effect - Law 11.941/09 and Law 12.865/13, net	(52,036)	(277,032)	(51,624)	(273,178)
Other finance costs	(187,688)	(135,500)	(166,267)	(97,149)
	(3,103,978)	(2,739,740)	(3,488,661)	(2,982,380)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(109)	(37,858)	(22,942)	(33,176)
Exchange differences, net	(391,767)	97,969	(1,287,021)	(997,113)
Exchange losses on derivatives (*)	242,869	(3,954)
	(149,007)	56,157	(1,309,963)	(1,030,289)

Finance costs, net	(3,081,433)	(2,511,599)	(4,498,072)	(3,938,379)

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	(12,735)	11,172
Dollar-to-real swap (NDF)	213,602	(597)
Dollar-to-euro swap (NDF)	33,397	(13,190)
Dollar-to-euro swap	8,605	4,035
Yen-to-dollar swap		(5,374)
	242,869	(3,954)
Libor-to-CDI swap	(943)	(4,268)	(943)	(4,268)
Fixed rate-to-CDI swap	(3,926)	(17,375)
	(4,869)	(21,643)	(943)	(4,268)
	238,000	(25,597)	(943)	(4,268)

24.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•          Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, the United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

In January 2014 the production of long steel products started with a capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•          Mining

This segment encompasses the activities of iron ore and tin mining, The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, which produces high quality iron ore, as well as the joint venture Nacional Minérios S.A.  (Namisa), which has its own mines, also of excellent quality, and which sells third party iron ore. CSN also controls Estanho de Rondônia S.A. (ERSA), a company that has both tin mining and casting units.

CSN holds the concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•          Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. , which operate the former Northeast Railway System of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Railway System I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I) sections, whose concession goes until 2027, held by FTL; and ii) Railway System II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections, whose concession goes until 2057 or until the return of the investment adjusted by 6.75% of the sections, held by TLSA.

The Railway System links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central Unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Profit per segment

Beginning 2013, the Company no longer proportionately consolidates joint venturesNamisa, MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

								12/31/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,177,453	25,245,424				2,185,044
Net revenues
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Total net revenue (Note 20)	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232
Cost of sales and services (Note 21)	(8,671,935)	(2,985,930)	(137,634)	(753,394)	(186,750)	(295,264)	1,438,525	(11,592,382)
Gross profit	2,819,749	1,123,473	64,704	351,632	137,731	145,228	(108,667)	4,533,850
General and administrative expenses (Note 21)	(686,936)	(61,129)	(7,016)	(113,042)	(20,097)	(66,848)	(525,290)	(1,480,358)
Depreciation (Note 8 b)	802,323	366,808	10,525	168,786	17,095	37,627	(158,033)	1,245,131
Proportionate EBITDA of joint ventures							430,547	430,547
Adjusted EBITDA	2,935,136	1,429,152	68,213	407,376	134,729	116,007	(361,443)	4,729,170

Sales by geographic area
Asia	77,688	3,674,778					(484,096)	3,268,370
North America	713,777							713,777
Latin America	165,238							165,238
Europe	1,868,280	127,788						1,996,068
Other	16,288							16,288
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
TOTAL	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232

								12/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	6,116,944	21,534,147				2,045,862
Net revenues
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Total net revenue (Note 20)	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432
Cost of sales and services (Note 21)	(9,961,948)	(2,829,028)	(97,488)	(708,407)	(161,435)	(276,752)	1,612,352	(12,422,706)
Gross profit	2,431,259	2,467,700	97,354	365,809	50,362	138,825	(661,583)	4,889,726
General and administrative expenses (Note 21)	(738,655)	(69,364)	(22,743)	(100,062)	(20,384)	(68,219)	(340,538)	(1,359,965)
Depreciation (Note 8 b)	761,086	219,742	7,272	140,551	17,067	30,631	(82,519)	1,093,830
Proportionate EBITDA of joint ventures							780,606	780,606
Adjusted EBITDA	2,453,690	2,618,078	81,883	406,298	47,045	101,237	(304,034)	5,404,197

Sales by geographic area
Asia	45,105	3,610,625						3,655,730
North America	635,749							635,749
Latin America	153,027							153,027
Europe	1,839,732	1,006,129						2,845,861
Other	23,858						(1,248,867)	(1,225,009)
Foreign market	2,697,471	4,616,754					(1,248,867)	6,065,358
Domestic market	9,695,736	679,974	194,842	1,074,216	211,797	415,577	(1,025,068)	11,247,074
TOTAL	12,393,207	5,296,728	194,842	1,074,216	211,797	415,577	(2,273,935)	17,312,432

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures (Namisa 60%).

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profit (loss) of investees, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

		Consolidated
	12/31/2014	12/31/2013
(Loss) profit for the year	(112,267)	533,994
Depreciation (Note 8 b)	1,245,131	1,093,830
Income tax and social contribution (Note 13)	(151,153)	74,161
Finance income (Note 23)	3,081,433	2,511,599
EBITDA	4,063,144	4,213,584
Other operating income (expenses) (Note 22)	566,639	568,145
Share of profit (loss) of investees	(331,160)	(158,138)
Proportionate EBITDA of joint ventures	430,547	780,606
Adjusted EBITDA (*)	4,729,170	5,404,197

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date can only join the new Mixed Plan. In addition, all active employees who were participants of the former defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2014 CBS had 34,562 participants (33,939 as of December 31, 2013), of whom 20,252 were active contributors (19,325 as of December 31, 2013), 9,271 were retired employees (9,460 as of December 31, 2013), and 5,039 were related beneficiaries (5,154 as of December 31, 2013). Out of the total participants as of December 31, 2014, 12,559 belonged to the defined benefit plan, 16,604 to the mixed plan, 1,767 to the CBSPrev Namisa plan, and 3,632 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2014 CBS held 12,788,231 common shares of CSN (12,788,231 common shares as of December 31, 2013). The total plan assets of the entity amounted to R$4.2 billion as of December 31, 2014 (R$4.1 billion as of December 31, 2013). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2013 and 2014, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

25.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan. This plan was discontinued on October 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

25.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

25.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC 33 (R1) and IAS 19 Employee Benefits.

				Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 6)	97,173	97,051	11,275	11,139
Post-employment healthcare benefits			576,480	473,966
	97,173	97,051	587,755	485,105

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2014	12/31/2013
Present value of defined benefit obligation	2,508,441	2,263,012
Fair value of plan assets	(2,745,834)	(2,684,783)
Deficit/(surplus)	(237,393)	(421,771)
Restriction to actuarial assets due to recovery limitation	151,495	335,859
Liabilities/(assets), net	(85,898)	(85,912)
Liabilities	11,275	11,139
Assets	(97,173)	(97,051)
Net liabilities/(assets) recognized in the balance sheet	(85,898)	(85,912)

The movement in the present value of the defined benefit obligation during 2014 is as follows:

	12/31/2014	12/31/2013
Present value of obligations at the beginning of the year	2,263,012	2,666,261
Cost of service	10,114	6,375
Interest cost	255,573	239,310
Benefits paid	(209,891)	(208,951)
Actuarial loss/(gain)	189,633	(439,983)
Present value of obligations at the end of the year	2,508,441	2,263,012

The movement in the fair value of the plan assets during 2014 is as follows:

	12/31/2014	12/31/2013
Fair value of plan assets at the beginning of the year	(2,684,783)	(2,923,483)
Expected return on plan assets	(305,469)	(263,410)
Benefits paid	209,891	208,951
Actuarial gains/(losses)	34,527	293,159
Fair value of plan assets at the end of the year	(2,745,834)	(2,684,783)

The amounts recognized in the income statement for the year ended December 31, 2014 are comprised as follows:

	12/31/2014	12/31/2013
Cost of current service	10,114	6,375
Interest cost	255,573	239,310
Expected return on plan assets	(305,469)	(263,410)
Interest on the asset ceiling effect	39,733	16,908
	(49)	(817)
Total unrecognized costs (income) (*)	117	168
Total costs/(income) recognized in the income statement	(166)	(985)
Total costs (income), net (*)	(49)	(817)

(*) Effect of the limit of paragraph 58 (b) of CPC 33 (R1) and IAS 19 Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2014 is as follows:

	12/31/2014	12/31/2013
Actuarial (gains) and losses	224,160	(146,823)
Restriction due to recovery limitation	(224,099)	137,336
	61	(9,487)
Actuarial (gains) and losses recognized in other comprehensive income	178	(9,319)
Unrecognized actuarial (gains) and losses (*)	(117)	(168)
Total cost of actuarial (gains) and losses	61	(9,487)

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by paragraph 141 of CPC 33(R1):

12/31/2014
(Gain)/loss due to change in demographic assumptions	127
(Gain)/loss due to change in financial assumptions	77,197
Gain)/loss due to experience adjustments	112,812
Return on plan assets (less interest income)	34,024
Actuarial (gains) and losses	224,160

The history of actuarial gains and losses is as follows:

	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Present value of defined benefit obligations	2,508,441	2,263,012	2,666,261	2,153,649	1,982,556
Fair value of plan assets	(2,745,834)	(2,684,783)	(2,923,483)	(2,384,450)	(2,316,018)
Deficit/(surplus)	(237,393)	(421,771)	(257,222)	(230,801)	(333,462)
Experience adjustments to plan obligations	189,633	(439,983)	484,524	141,674	225,341
Experience adjustments to plan assets	34,527	(293,159)	456,393	(81,038)	40,669

The main actuarial assumptions used were as follows:

	12/31/2014	12/31/2013
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded
Nominal discount rate	12.20%	11.83%
Inflation rate	5.70%	5.00%
Nominal salary increase rate	6.76%	6.05%
Nominal benefit increase rate	5.70%	6.05%
Rate of return on investments	12.20%	11.83%
General mortality table	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender
	35% and Average Sslary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (smoothed)
Disability table	Mercer Disability with probabilities multiplied by 2	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 3% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on the first date he/shed becomes eligible for programmed retirement benefit under the plan	100% on the first date he/shed becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2014		12/31/2013
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	20.45
Female	23.02	22.17	23.02	23.02

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	20.45	20.45
Female	46.29	45.30	23.02	23.02

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2014		12/31/2013
Variable income	38,167	1.61%	118,596	4.42%
Fixed income	2,538,297	93.59%	2,398,472	89.34%
Real estate	112,900	3.24%	107,386	4.00%
Other	56,470	1.56%	60,329	2.24%
Total	2,745,834	100.00%	2,684,783	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the defined benefit plans, the expense as of December 31, 2014 was R$763 (R$740 as of December 31, 2013).

For the mixed supplementary benefit plan, which has defined contribution components, the expense as of December 31, 2014 was R$31,053 (R$31,542 as of December 31, 2013).

For the defined contribution plan CBSPrev Namisa, the expense in 2014 was R$1,637 (R$1,427 as of December 31, 2013).

For the defined contribution plan CBSPrev, the expense in 2014 was R$1,959.

25.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2015.

For the mixed supplementary benefit plan, which includes defined contribution components, contributions of R$31,451 are forecasted to be paid in 2015.

25.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2014 is as follows:

						12/31/2014
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	77	(97)	(135)	56	(132)	132
Effect on present value of obligations	(13,448)	14,506	(61,965)	66,960	(33,825)	36,725

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					175	(154)
Effect on present value of obligations			2	(2)	5,096	(4,450)

Assumption: Mortality table
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(965)	955	(3,842)	3,763	167	(152)
Effect on present value of obligations	(7,884)	7,802	(31,519)	30,872	(3,645)	3,736

Assumption: Benefit adjustment
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	590	(550)	1,595	(1,479)
Effect on present value of obligations	5,033	(4,691)	13,665	(12,675)

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2014
Year 1	206,507
Year 2	222,594
Year 3	232,195
Year 4	241,941
Year 5	251,782
Next 5 years	1,416,758
Total forecast payments	2,571,777

25.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2014	12/31/2013
Present value of obligations	576,480	473,966
Liabilities	576,480	473,966

The reconciliation of the healthcare benefit liabilities is as follows:

	12/31/2014	12/31/2013
Actuarial liability at the beginning of the year	473,966	547,652
Cost of current service	53,707	49,164
Sponsor's contributions transferred in prior year	(46,191)	(34,691)
Recognition of (gain)/loss for the year	94,998	(88,159)
Actuarial liability at the end of the year	576,480	473,966

For the post-employment healthcare benefit plan, the expense as of December 31, 2014 was R$54,319 (R$55,720 as of December 31, 2013).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2014	12/31/2013
Actuarial gain (loss) on obligation	94,998	(88,159)
Gain (loss) recognized in shareholders' equity	94,998	(88,159)

The history of actuarial gains and losses is as follows:

	12/31/2014	12/31/2013	12/31/2012	12/31/2011	12/31/2010
Present value of defined benefit obligation	576,480	473,966	547,652	457,377	367,839
Deficit/(surplus)	576,480	473,966	547,652	457,377	367,839
Experience adjustments to plan obligations	94,998	(88,159)	77,182	84,575	48,301

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2014	12/31/2013
Longevity at age of 65 for current participants
Male	19.55	20.45
Female	22.17	23.02

Longevity at age of 65 for current participants who are 40
Male	41.59	20.45
Female	45.30	23.02

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2014	12/31/2013
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N/A	N/A
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	12.20%	11.83%
Inflation	5.70%	5.00%
Nominal increase in medical cost based on age	6.23% - 8.87%	5.53% - 8.15%
Nominal medical costs growth rate	8.87%	8.15%
Average medical cost	417.12	380.05

25.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2014 is as follows:

		12/31/2014
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(87)	63
Effect on present value of obligations	(24,062)	26,071

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	7,070	(6,103)
Effect on present value of obligations	58,068	(50,136)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(2,961)	3,029
Effect on present value of obligations	(24,284)	24,844

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2014
Year 1	44,450
Year 2	47,549
Year 3	50,711
Year 4	53,908
Year 5	57,098
Next 5 years	332,203
Total forecast payments	585,919

26.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Transnordestina Logísitca	R$	Up to 9/19/2056 and indefinite	2,451,682	1,875,360	38,766	20,600	5,975	168,009	2,496,423	2,063,969

FTL - Ferrovia Transnordestina	R$	11/15/2020	140,550	125,250			142		140,692	125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,776	39,287	66,199	65,710

Prada	R$	Up to 2/10/2016 and indefinite			10,133	10,133	19,340	21,916	29,473	32,049

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Estanho de Rondônia	R$	1/1/2015					106		106

Total in R$			4,593,235	4,001,613	78,151	59,985	65,339	229,212	4,736,725	4,290,810

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$			15,708						15,708

CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000

Total in US$			3,450,000	3,465,708					3,450,000	3,465,708

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000						25,000

Total in EUR			145,000	120,000					145,000	120,000
Total in R$			9,631,805	8,505,948					9,631,805	8,505,948
			14,225,040	12,507,561	78,151	59,985	65,339	229,212	14,368,530	12,796,758

27.   COMMITMENTS

27.a) Take-or-pay contracts

As of December 31, 2014 and 2013, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2013	2014	2015	2016	2017	2018	After 2018	Total

Transportation of iron ore, coal, coke, steel goods, cement, and mining goods.	300,381	263,266	658,028	584,926	515,810	515,810	3,910,977	6,185,551

Unloading, storage, handling, loading, and road transportation services.		5,570	9,046	9,046				18,092

Electricity, natural gas, oxygen, nitrogen, argon, and iron ore pellet supply.	886,883	1,011,416	421,417	130,831	29,292	29,292	146,772	757,604

Processing of blast furnace sludge generated during pig iron and steel production	50,964	49,739	9,731	7,074	7,074	7,074	30,065	61,018

Manufacture, repair, recovery and production of ingot casting machine units.	40,596	40,250	2,986					2,986

	1,278,824	1,370,241	1,101,208	731,877	552,176	552,176	4,087,814	7,025,251

27.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2014 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2015	2016	2017	2018	After 2018	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	90,697	90,697	90,697	90,697	658,345	1,021,133

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	7,636	7,636	7,636	7,636	64,273	94,817

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renewable for another 25 years.	263,858	263,858	263,858	263,858	1,055,432	2,110,864

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	25,965	25,965	25,965	25,965	181,758	285,618

		388,156	388,156	388,156	388,156	1,959,808	3,512,432

27.c) Projects and other commitments

•          Steel – Flat and long steel

CSN intends to produce 500,000 metric tons per year of long steel products, with an estimate of 400,000 t/year of rebar and 100,000 t/year of wire rod. The facilities will use scrap and pig iron as their main raw materials.

•          Iron ore project

The expansion plan projects producing 89 Mtpa of iron ore products and increase port capacity by 84 Mtpa in TECAR. In the first stage, CSN projects producing up to 66 Mtpa of iron ore and is investing in expanding sea port capacity in Itaguaí, or TECAR, to 60 Mtpa. Coal and coke imports are carried out through the TECAR terminal.

Coal and coke imports are made using the TECAR terminal, whose concession agreement is 25 years, extendable for another 25 years.

Upon concession termination, all rights and privileges transferred to Tecon will be handed back to CDRJ (Companhia Docas do Rio de Janeiro), together with the assets owned by CSN and those resulting from investments made by CSN in leased assets, declared as returnable assets by CDRJ as they are necessary to the continuity of the related services. Any assets declared as returnable assets will be compensated by CDRJ at their residual value, less related depreciation/amortization.

•          Transnordestina project

The Transnordestina project includes building 1,728 km of new, next-generation, wide-gauge tracks. The project posts a 45% progress and completion is estimated for 2017. The Company expects that the investments will permit Transnordestina Logística S.A. to boost the transportation of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The project is in budget revision process, currently being analyzed by the competent agencies, and it is estimated that the new budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE  (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures should be converted into TLSA shares.

•          Expansion of Cimentos Sudeste

In addition to the current production of approximately 2.4 Mtpa at the Presidente Vargas Plant in Rio de Janeiro, CSN plans to expand its cement operation to 5.4 Mtpa. This additional 3 Mtpa volume will be obtained through the construction of a plant integrated with the cement mill and the clinker furnace in the State of Minas Gerais, where the Company already operates a clinker furnace using limestone from its own mine. The Company is assessing growth opportunities in other regions.

•          Long-term agreements with Namisa

The Company has signed long-term agreements with Namisa for the provision of port operation services and supply of run-of-mine (ROM) iron ore from the Casa de Pedra mine, as described below:

i. Port operation service agreement

On December 30, 2008, CSN entered into an agreement for the provision of port services to Namisa for a 34-year period, consisting of receiving, handling, storing and shipping Namisa’s iron ore in annual volumes that range from 18.0 to 39.0 million metric tons. CSN has received approximately R$5.3 billion as an advance for part of the payments due for the services to be provided under this agreement. The amounts charged for these port services are reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

II. High silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of high silicon ROM ore to Namisa for a period of 30 years in volumes that range from 42.0 to 54.0 million metric tons per year. CSN has received approximately R$1.6 billion as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

III. Low silicon ROM

On December 30, 2008, CSN entered into an agreement for the supply of low silicon ROM ore to Namisa for a period of 35 years in volumes that range from 2.8 to 5.04 million metric tons per year. CSN has received approximately R$424 million as an advance for part of the payments due for the supplies made under this agreement. The supply price is reviewed on a quarterly basis and adjusted considering the changes in the market price for iron ore.

28.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Carrier’s Civil Liability, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2014, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2014 to September 30, 2015. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Presidente Vargas Mills, Casa de Pedra Mine, CSN Paraná, Tecar Terminal, Tecon Terminal, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

The table below shows additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Income tax and social contribution paid	98,040	45,388	20,470
Addition to PP&E with interest capitalization	165,789	490,747	165,789	309,073
Capital reduction with no cash effect		153,305
Acquisition of subsidiaries’ tax losses				297,450
Capitalization of loan granted in subsidiary				152,927
	263,829	689,440	186,259	759,450

30.   STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
(Loss) profit for the year	(112,267)	533,994	(105,218)	509,025

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries	2,221		2,243	74
Actuarial (losses) gains on defined benefit pension plan	(95,175)	97,478	(95,208)	97,366
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	32,360	(33,142)	32,371	(33,104)
	(60,594)	64,336	(60,594)	64,336

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	28,227	218,927	28,227	218,927
Available-for-sale assets	(971,808)	66,793	(971,251)	310,910
Income tax and social contribution on available-for-sale assets	330,415	(22,709)	330,225	(105,709)
Available-for-sale assets from investments in subsidiaries			3,347	(161,117)
Impairment of available-for-sale assets	205,000	5,002	199,372	5,002
Income tax and social contribution on impairment of available-for-sale assets	(69,700)	(1,701)	(67,786)	(1,701)
(Loss) gain on percentage change in investments	(73,754)		(73,754)
(Loss) gain on cash flow hedge accounting	(120,633)		(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	41,015		41,015
	(631,238)	266,312	(631,238)	266,312

	(691,832)	330,648	(691,832)	330,648

Total comprehensive income for the year	(804,099)	864,642	(797,050)	839,673

Attributable to:
Owners of the Company	(797,050)	839,673	(797,050)	839,673
Non-controlling interests	(7,049)	24,969
	(804,099)	864,642	(797,050)	(839,673)

31.   EVENTS AFTER THE REPORTING PERIOD

•           Debentures

•         Eighth Issue

In January 2015 the Company issued 10,000 nonconvertible, unsecured debentures, in a single series, with a unit face value of R$10 totaling R$100,000 that pay interest equivalent to 113.70% of the CDI Cetip rate per year, and mature in January 2022, with early redemption option.

•         Optional partial buyback of the Sixth Issue

In January 2015 the Company conducted optional buyback of the 1st series debentures of its Sixth Issue, totaling 60,000 debentures at their unit par value, plus interest accrued since the last interest payment through the optional partial buyback date. The optional buyback debentures are kept in treasury.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2014, and the related statements of income, comprehensive income, changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies, and other explanatory information.

Managements’ responsibility for the financial statements

The Company’s management is responsible for the preparation  and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

Nacional as of December 31, 2014, its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, supplemental information for IFRS, which do not require the presentation of DVA. These statements were subject to the same auditing procedures described above, and, based on our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, March 04, 2015

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

Date: March 04, 2015

The Audit Committee met to review the Company's Financial Statements for the year ended December 31, 2014.

Then, the Audit Committee received the representatives of Deloitte Auditores Independentes for them to present the process of finalization of the audit of the Financial Statements for 2014.

After reviewing and discussing the audited financial statements and the Annual Management Report, obtaining the required clarifications, the Audit Committee decided to recommend to the Board of Directors the approval of the financial statements for the year ended December 31, 2014

Fernando Perrone

Yoshiaki Nakano

Antonio Bernardo Vieira Maia

Claudia Maria Sarti – secretary

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

STATEMENT OF DIRECTORS ON THE FINANCIAL STATEMENTS

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2014

São Paulo, March 04, 2015.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Enéas Garcia Diniz

Executive Director

____________________________________________

Luis Fernando Barbosa Martinez

Executive Director

____________________________________________

Gustavo Henrique Santos de Sousa

Executive Director

____________________________________________

David Moise Salama

Executive Director of Investors Relations

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

DFP –– Annual Financial Statements – December 31, 2014 – CIA SIDERURGICA NACIONAL

Version: 1

STATEMENT OF DIRECTORS ON AUDITORS´REPORT

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2014.

São Paulo, March 04, 2015.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Enéas Garcia Diniz

Executive Director

____________________________________________

Luis Fernando Barbosa Martinez

Executive Director

____________________________________________

Gustavo Henrique Santos de Sousa

Executive Director

____________________________________________

David Moise Salama

Executive Director of Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.